GOLDCORP

2018 Annual Management's Discussion and Analysis

For the year ended December 31, 2018

EXHIBIT 99.1

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the year ended December 31, 2018 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of February 13, 2019.

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(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission ("SEC"), all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements relating to Newmont Mining Corporation’s (“Newmont") planned acquisition of Goldcorp, the expected timing of the proposed transaction, including receipt of required approvals and satisfaction of other customary closing conditions, statements with respect to the future price of gold, zinc, silver, lead and copper, the estimation of Mineral Reserves and Mineral Resources (as each term is defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting and certification time lines, timing and cost of construction and expansion projects, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, health, safety and diversity initiatives, timing and possible outcome of pending litigation, title disputes or claims,limitations on insurance coverage and the impact of the material impairment of Goldcorp's asset values. Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding Goldcorp’s present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Mexico, Argentina, the Dominican Republic, Chile or other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property, the prompt and effective integration of Newmont’s and Goldcorp’s business and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: future prices of gold, zinc, silver, lead and copper; mine development and operating risks; possible variations in ore reserves, grade or recovery rates; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks associated with cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors” in Goldcorp’s most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition, risks associated with the Goldcorp-Newmont transaction that could cause actual results to differ from forward-looking statements include: (i) the risk associated with Newmont's and Goldcorp's ability to obtain the approval of the proposed transaction by their shareholders, or the consent of other regulatory authorities; (ii) risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; (iii) unanticipated difficulties or expenditures relating to the transaction; (iv) risks relating to the value of the Newmont's common stock to be issued in connection with the transaction; (v) the anticipated size of the markets and continued demand for Newmont's and Goldcorp's resources and the impact of competitive responses to the announcement of the transaction; and (vi) the diversion of management time on transaction-related issues.
Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance

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(in United States dollars, tabular amounts in millions, except where noted)

that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.
CAUTIONARY STATEMENT REGARDING CERTAIN MEASURES OF PERFORMANCE
This MD&A presents certain measures, including "total cash costs: by-product", "total cash costs: co-product", "all-in sustaining costs", "adjusted net earnings", "adjusted net earnings per share" "adjusted operating cash flow", "EBITDA", "adjusted EBITDA" and "adjusted net debt", that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in performing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. This MD&A also contains information as to estimated future all-in sustaining costs. The estimates of future all-in sustaining costs are not based on total production cash costs calculated in accordance with IFRS, which forms the basis of the Company’s cash costs: by-product. The estimates of future all-in sustaining costs are anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital, tax payments, dividends and financing costs. Projected IFRS total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization and tax payments. Due to the uncertainty of the likelihood, amount and timing of any such items, the Company does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Ivan Mullany, FAusIMM, Senior Vice-President, Technical Services for Goldcorp, and a "qualified person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101, or the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves equivalent. All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s most recent annual information form and the technical report for each of those properties, all available on SEDAR at www.sedar.com.

Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: The Mineral Reserve and Mineral Resource estimates contained in this MD&A have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws and use terms that are not currently recognized by the SEC. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the "CIM Definition Standards"). U.S. reporting requirements are governed by the SEC Industry Guide 7 ("Industry Guide 7") under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported but embody different approaches and definitions. For example, the terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. While the SEC has adopted the Modernization of Property Disclosures for Mining Registrants which includes more expansive definitions more closely aligned with CIM Definition Standards than current Industry Guide 7, such rules are not currently in effect and will be required to be complied with in the first fiscal year beginning on or after January 1, 2021.

While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral

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deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A containing descriptions of Goldcorp’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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(in United States dollars, tabular amounts in millions, except where noted)

FULL YEAR FINANCIAL AND OPERATIONAL RESULTS
Adjusted net earnings(1) were $63 million, or $0.07 per share, for 2018 compared to $360 million, or $0.42 per share for 2017. Adjusted operating cash flows(1) were $1.0 billion for 2018 compared to $1.3 billion for 2017. Net loss was $4,149 million (including non-cash impairment expense of $3,879 million, net of tax), or $4.77 per share, compared to net earnings of $658 million, or $0.76 per share, for 2017. Operating cash flows for 2018 were $0.8 billion compared to $1.2 billion for 2017.
Gold production of 2.3 million ounces at an all-in sustaining cost(1) (“AISC”) of $851 per ounce, compared to 2.6 million ounces at an AISC of $824 per ounce for 2017. Gold production and AISC were in line with the Company's revised guidance(2).
Significant project milestones were achieved during the year. Peñasquito's Pyrite Leach Project ("PLP") achieved first gold in November and commercial production in December; Porcupine's Borden Project achieved key First Nations Agreement and permitting milestones as it advances towards commercial production, expected in the second half of 2019; the Coffee Project signed a major First Nations collaboration agreement and advanced to the late stages of permitting and project engineering; and NuevaUnión completed a pre-feasibility study during the first quarter and advanced to the feasibility stage.
Ramp ups of Cerro Negro and Éléonore completed during the fourth quarter. Cerro Negro exited the year at 4,000 tonnes of ore mined per day, completing the ramp up of mine to nameplate capacity, while Éléonore exited the year at 6,600 tonnes of ore mined per day and 35,000 ounces per month, in line with targeted annual gold production of 400,000 ounces.
Program to implement $250 million of sustainable annual efficiencies was achieved by mid-2018. Work is underway across Goldcorp's operations to identify additional opportunities in pursuit of achieving $350 million of sustainable efficiencies, having identified an additional $65 million of sustainable efficiencies in the second half of 2018.

Proven and Probable gold Mineral Reserves are 52.8 million ounces. Goldcorp’s Mineral Reserves increased at Musselwhite with the higher-grade extension of PQ Deeps and the addition of the WEL zone; and at Cerro Negro, with an inaugural Mineral Reserve estimate at the Silica Cap. Overall, Mineral Reserves additions at Goldcorp-operated sites essentially replaced depletion over the 12-month period.

(1)
The Company has included non-GAAP performance measures on an attributable (or Goldcorp’s share) basis, where applicable, throughout this document. Adjusted net earnings, adjusted operating cash flows and AISC per ounce are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 39-48 of this MD&A.

(2)	Refer to footnote (3),(4) on page 24 of this MD&A regarding the Company’s projection of AISC.

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(in United States dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW
Goldcorp is a leading gold producer focused on responsible mining practices, with production from a portfolio of long-life, high quality assets throughout the Americas that it believes position the Company to deliver long-term value.
The Company’s principal producing mining properties are comprised of the Éléonore, Musselwhite, Porcupine and Red Lake mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40% interest) in the Dominican Republic. The Company's significant projects include the Borden, Century Gold and Coffee projects in Canada, and the NuevaUnión (50% interest) and Norte Abierto (50% interest) projects in Chile.
The Company’s current sources of operating cash flows are primarily from the sale of gold, zinc, silver, lead and copper. Goldcorp’s principal product is refined gold bullion sold primarily in the London spot market. In addition to gold, the Company also produces zinc, silver, lead and copper primarily from concentrate produced at the Peñasquito mine, which is sold to third party smelters and refineries.
Goldcorp has an investment-grade credit rating, supported by a strong balance sheet, and remains 100% unhedged to gold sales, providing full exposure to gold prices.
STRATEGY
Goldcorp’s vision is to create sustainable value for its stakeholders by growing net asset value (“NAV”) per share to generate long-term shareholder value. With a portfolio of large, long-life, high quality assets that provide economies of scale, coupled with low AISC and underpinned by a strong balance sheet, Goldcorp has optimized its portfolio of assets and is reinvesting in a strong pipeline of organic opportunities to drive increasing margins and returns on investment.
Goldcorp is committed to being a responsible steward of the environment and building collaborative partnerships with communities, governments and all other stakeholders for mutual success.
Goldcorp believes its strong balance sheet provides it with flexibility and the ability to manage the risk of gold and commodity price volatility. The Company’s capital allocation strategy focuses on investing in its pipeline of organic growth opportunities, further debt reduction and returning capital to its shareholders by paying a sustainable dividend. Furthermore, Goldcorp leverages its exploration spending through small toehold investments in junior mining companies.
Consistent with these goals, Goldcorp entered into a definitive arrangement agreement with Newmont, described more fully below.
CORPORATE DEVELOPMENTS
Goldcorp Newmont Combination
Goldcorp and Newmont announced on January 14, 2019, that the two companies entered into a definitive arrangement agreement pursuant to which Newmont agreed to acquire all of the outstanding common shares of Goldcorp in a stock-for-stock transaction valued at approximately $10 billion. Under the terms of the agreement, Newmont will acquire each Goldcorp share for 0.3280 of a Newmont share plus $0.02 in cash, which represents a 17 percent premium based on the companies’ 20-day volume weighted average share prices on the New York Stock Exchange prior to the announcement.
The transaction will combine two gold industry leaders into Newmont Goldcorp, to create a superior portfolio of operations, projects, exploration opportunities, reserves and people in the gold mining sector. Newmont Goldcorp’s world-class portfolio will feature operating assets in favorable jurisdictions, an exceptionally strong project pipeline, and exploration potential in the most prospective gold districts around the globe. In addition to providing shareholders the largest gold reserves per share, the combined Newmont Goldcorp is expected to offer the highest annual dividend currently offered by senior gold producers.
The Board of Directors of both companies have unanimously approved the transaction, including in the case of Goldcorp, on the unanimous recommendation of a special committee of independent directors of Goldcorp. The transaction is expected to close in the second quarter of 2019. Closing of the transaction is subject to approval by the shareholders of both companies; regulatory approvals in a number of jurisdictions including Canada, Mexico, and South Korea; and other customary closing conditions.

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(in United States dollars, tabular amounts in millions, except where noted)

MARKET OVERVIEW
Gold
The market price of gold is the primary driver of Goldcorp's profitability. The price of gold can fluctuate widely and is affected by a number of macroeconomic factors, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, global and regional supply and demand and the political and economic conditions of major gold-producing and gold-consuming countries throughout the world.
A steady tightening of US monetary policy provided the backdrop for gold price movement in 2018, with the US Federal Reserve raising benchmark interest rates four times during the year, for a total of nine such increases since the current cycle began three years ago. The US dollar was a major beneficiary of the higher interest rate environment and this negatively impacted gold prices. Gold recorded its highest price for the year in late January at $1,366 per ounce and remained relatively strong until mid-April, before falling steadily until mid-August when it recorded a low price of $1,160 per ounce. Notwithstanding this period of weakness in the second and third quarters, the precious metal rallied over the remainder of the year to close 2018 at $1,282 per ounce; recording a modest overall annual loss of 2%. The Company realized an average gold price of $1,270 per ounce in 2018, compared to $1,266 per ounce in 2017; and $1,240 per ounce in the fourth quarter of 2018.
As 2019 gets underway, gold prices are holding onto recent gains helped by a softer US dollar and reports of several central banks around the world increasing their gold reserves. Most notably, China recently announced an increase in gold reserves during December 2018 marking their first reported increase in over two years. Any continuation of official sector purchases is expected to help to provide support for the precious metal; and while interest rate policy in the US will continue to play a major role in gold’s fortunes over the year ahead, an increasing number of financial market commentators are questioning the speed with which rates have been increased throughout this cycle, leading to calls for a pause in the process.
Currency Markets
The results of Goldcorp's mining operations are affected by changes in the US dollar exchange rate compared to currencies of the countries in which Goldcorp has foreign operations. The Company has exposure to the Canadian dollar relating to its Éléonore, Musselwhite, Porcupine and Red Lake operations and the Coffee project; exposure to the Mexican peso relating to its Peñasquito operation; exposure to the Argentine peso at its Cerro Negro operation; exposure to the Dominican Republic peso relating to its investment in Pueblo Viejo; and exposure to the Chilean peso with respect to its NuevaUnión and Norte Abierto joint ventures.
Fluctuations in the US dollar can cause volatility of costs reported in US dollars. In addition, monetary assets and liabilities that are denominated in non-US dollar currencies, such as cash and cash equivalents and value-added taxes ("VAT"), are subject to currency risk. Goldcorp is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss are denominated in non-US dollar currencies. Changes in exchange rates give rise to temporary differences resulting in deferred tax assets and liabilities with the resulting deferred tax charged or credited to income tax expense.
Goldcorp's financial risk management policy allows the hedging of foreign exchange exposure to reduce the risk associated with currency fluctuations. The Company enters into Mexican peso currency hedge contracts to purchase Mexican pesos at pre-determined US dollar amounts. These contracts are entered into to normalize operating expenses and capital expenditures at Peñasquito, expressed in US dollar terms.

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(in United States dollars, tabular amounts in millions, except where noted)

Currency markets remained volatile in 2018 due primarily to global trade uncertainty driven by the US government protectionist policies and the monetary policy of central banks around the world. The Canadian dollar weakened approximately 8% in 2018 to close the year at 1.3638 against the US dollar. The Bank of Canada raised key interest rates three times to 1.75%, with the fifth rate hike in the current cycle taking the key policy rate to its highest level since 2008. Notwithstanding the rate hikes, the majority of the decline in the fourth quarter was related to the 40% decrease in oil prices and a drop in the annual CPI rate; both of which have added to uncertainty over the outlook for economic growth and scope for a pause on interest rate hikes in 2019.
The Mexican peso saw significant volatility throughout the year and closed relatively flat at 19.68 against the US dollar. Bank of Mexico (Banxico) increased its policy rates by 0.25% to 8.25% at its meeting on December 20, 2018, the fourth increase in 2018. The announcement of the 2019 budget was welcomed by the markets as a commitment to financial discipline with realistic revenue forecast, offset partly by reallocation of expenditures to implement President Andrés Manuel López Obrador's high priority social and infrastructure programs. Certain risks remain in 2019, including approval of the United States-Mexico-Canada Agreement in the US Congress and changes to domestic economic policies.
The Argentine peso was one of the worst performing emerging market currency in 2018, due primarily to a lack of market confidence broadly in emerging currencies, and specific concerns about Argentina’s fiscal stability, persistent high inflation and stagnating economic growth despite the Central Bank’s measures to stabilize the currency.. To restore confidence in Argentina’s economy and stabilize the peso, the Argentine Government negotiated a 3-year $50 billion financing package with the International Monetary Fund ("IMF") in June 2018 which was later increased to $57 billion with front-loading of disbursements. As part of the IMF agreement, the government of President Macri passed legislation with the objective of reducing the primary deficit to zero in 2019, which included a new export tax. The new agreement also brought a new monetary policy framework to reduce inflation through the implementation of a monetary targeting regime to replace inflation targeting. The Argentine peso stabilized in the fourth quarter of 2018 and has been trading consistently within the intervention zone, a range where the Central Bank of Argentina can intervene to stabilize the currency. However, these extraordinary measures have temporarily pushed the economy into recession and Argentina's GDP is expected to remain slightly negative in 2019 as a consequence of the disinflation process.

(1)	Foreign Exchange Rate Sources:

(a)	Canadian dollar/US$: Bank of Canada Daily Average

(b)	Mexican peso/US$: Central Bank of Mexico Current Day Fixing

(c)	Argentine peso/US$: Central Bank of Argentina Current Day Fixing

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(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW OF ANNUAL FINANCIAL AND OPERATING RESULTS

	2018	2017	2016
Financial results
Revenues	$3,032	$3,423	$3,510
Net (loss) earnings	$(4,149)	$658	$162
Net (loss) earnings per share
– Basic and diluted	$(4.77)	$0.76	$0.19
Operating cash flow	$791	$1,211	$799
Adjusted net earnings (1)	$63	$360	$302
Adjusted net earnings per share (1)	$0.07	$0.42	$0.36
Adjusted operating cash flow (1)	$1,011	$1,344	$1,241
Adjusted EBITDA (1)	$1,329	$1,707	$1,659
Expenditures on mining interests (cash basis)	$1,229	$1,130	$744
– Sustaining	$500	$576	$537
– Expansionary	$729	$554	$207
Dividends paid	$59	$62	$97
Operating results (1)
Gold produced (thousands of ounces)	2,294	2,569	2,873
Gold sold (thousands of ounces)	2,255	2,534	2,869
Zinc produced (thousands of pounds)	318,200	359,700	262,900
Silver produced (thousands of ounces)	24,500	28,600	28,100
Lead produced (thousands of pounds)	116,300	133,300	109,400
Copper produced (thousands of pounds)	15,200	28,400	68,900
Average realized gold price (per ounce)	$1,270	$1,266	$1,244
Cash costs: by-product (per ounce) (2)	$548	$499	$573
Cash costs: co-product (per ounce) (3)	$676	$660	$649
All-in sustaining costs (per ounce)	$851	$824	$856
All-injury frequency rate (4)	0.64	0.71	1.12

(1)
The Company has presented the non-GAAP performance measures on an attributable (or Goldcorp’s share) basis, where applicable, in the table above. Adjusted net earnings, adjusted net earnings per share, adjusted operating cash flows, adjusted EBITDA, cash costs: by-product, cash costs: co-product and AISC are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 39-48 of this report.

(2)
Total cash costs: by-product, per ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product silver sales revenues for Cerro Negro, Marlin and Pueblo Viejo; by-product zinc, lead and copper sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.17 per silver ounce (2017 – $4.13 per silver ounce) sold to Wheaton Precious Metals Corp. (“Wheaton”) and by-product copper and silver sales revenues for Alumbrera).

(3)
Total cash costs: co-product, per ounce, is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver and copper); Peñasquito (zinc, silver and lead)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 39).

(4)	Based on 200,000 hours worked.

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(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF ANNUAL FINANCIAL RESULTS
Year ended December 31, 2018 compared to the year ended December 31, 2017
Net loss for the year ended December 31, 2018 was $4,149 million, or $4.77 per share, compared to net earnings of $658 million, or $0.76 per share, for the prior year. The net loss for the year ended December 31, 2018 compared to the net earnings in 2017 was due primarily to an impairment expense of $4,727 million, pre-tax ($3,879 million, net of tax), reflecting a reduction in the fair value ascribed to the Company's operating assets. Excluding the impact of the impairment expense, the net loss for the year ended December 31, 2018 was due primarily to a decrease in production volumes of both gold and by-product metal at Peñasquito as it mined lower planned grades of all metals as part of a multi-year waste-stripping campaign within its main Peñasco pit. Adjusted net earnings were $63 million, or $0.07 per share, for the year ended December 31, 2018 compared to $360 million, or $0.42, for the prior year.
Revenues

Year ended December 31	2018 (1)	2017 (1)	Change
Gold
Revenue	$2,266	$2,527	(10)%
Ounces sold (thousands)	1,789	2,002	(11)%
Average realized price	$1,269	$1,265	—%
Zinc
Revenue	$365	$425	(14)%
Pounds sold (thousands)	309,000	361,000	(14)%
Average realized price	$1.30	$1.36	(4)%
Silver
Revenue	$299	$364	(18)%
Ounces sold (thousands)	22,992	26,728	(14)%
Average realized price	$13.46	$14.30	(6)%
Other metals
Revenue	$102	$107	(5)%
Total revenue	$3,032	$3,423	(11)%

(1)	Excludes attributable share of revenues from the Company's associates. Revenues are shown net of applicable refining and treatment charges.
Revenues for the year ended December 31, 2018 decreased by $391 million, or 11%, when compared to the prior year due primarily to decreases in gold, zinc, and silver sales volumes of 11%, 14%, and 14% respectively, offset partly by lower treatment and refining charges. The decrease in gold revenues was due primarily to lower gold sales volumes at Peñasquito and the impacts of the divestiture of Los Filos in April 2017 and closure of Marlin in the second quarter of 2017, offset partly by higher gold sales volumes at Éléonore, Red Lake and Cerro Negro. Lower sales volumes at Peñasquito were due primarily to the planned transition from higher grade ore in the Peñasco pit, to lower grade ore from stockpiles.

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(in United States dollars, tabular amounts in millions, except where noted)

Production Costs

Year ended December 31	2018 (1)	2017 (1)	Change
Raw materials and consumables	$726	$836	(13)%
Salaries and employee benefits	482	480	—%
Contractors	349	415	(16)%
Royalties	58	78	(26)%
Transportation costs	50	47	6%
Maintenance costs	33	35	(6)%
Revision of reclamation and closure cost provision	24	(4)	700%
Change in inventories	7	(64)	111%
Other	65	66	(2)%
Total	$1,794	$1,889	(5)%

(1)	Excludes attributable share of production costs from the Company's associates.
Production costs for the year ended December 31, 2018 decreased by $95 million, or 5%, when compared to the prior year, due primarily to the closure of Marlin in the second quarter of 2017 ($61 million); the divestiture of Los Filos in April 2017 ($39 million); lower production costs at Peñasquito due primarily to lower tonnes milled due to the transition in 2018 to processing lower grade ore, and capitalization of costs associated with the Peñasco deferred stripping and Chile Colorado pre-stripping; the favourable impact from the devaluation of the Argentine peso at Cerro Negro, offset partly by inflation in Argentina; and a decrease in production costs at Porcupine due primarily to the closure of the higher cost Dome Underground at the end of 2017. These decreases in production costs were offset partly by increases in production costs at Cerro Negro and Éléonore associated with their ramp ups; timing of processing of in circuit inventory at Red Lake; and the impact of changes in estimates of reclamation and closure costs for the Company’s closed sites.
Depreciation and Depletion

Year ended December 31	2018 (1)	2017 (1)	Change
Depreciation and depletion	$983	$990	(1)%
Sales ounces (thousands)	1,789	2,002	(11)%
Depreciation and depletion per ounce	$549	$495	11%

(1)	Excludes attributable share of depreciation and depletion from the Company’s associates.
Depreciation and depletion decreased by $7 million, or 1%, due primarily to lower gold sales volumes, offset partly by a higher depletable cost base at Peñasquito. The lower sales volumes were due primarily to the impacts of the sale of Los Filos in April 2017, the closure of Marlin in the second quarter of 2017, and lower sales volumes at Peñasquito, offset partly by higher sales volumes at Éléonore and Red Lake. The increase in depreciation and depletion per ounce was due primarily to a higher depletable cost base at Peñasquito in 2018.
Share of Net Earnings Related to Associates and Joint Venture

Year ended December 31	2018	2017	Change
Pueblo Viejo	$55	$142	(61)%
NuevaUnión	(2)	2	(200)%
Other	30	45	(33)%
Share of net earnings related to associates and joint venture	$83	$189	(56)%
The decrease in the Company’s share of earnings related to associates and joint venture of $106 million for the year ended December 31, 2018 compared to the prior year was due primarily to an $87 million decrease in net earnings from Pueblo Viejo. The decrease in net earnings from Pueblo Viejo was due primarily to lower gold sales driven by lower grade attributable to the mining sequence; lower recoveries due primarily to increased processing of lower grade materials and carbonaceous ore; an increase in tax expense arising from the settlement of a Dominican Republic tax audit; an increase in production costs due to higher fuel, power and maintenance costs; and an increase in depreciation and depletion due primarily to the impact of the reversal of the previously recognized impairment in the fourth quarter of 2017.
The Company's share of net earnings related to Alumbrera in the years ended December 31, 2018 and 2017 related to a reduction in the Company's provision to fund its share of Alumbrera's reclamation costs. The reduction in the year ended December 31, 2018 reduced the provision to nil and reflects the expectation that Alumbrera will be able to fund its reclamation costs from operating cash flows.

GOLDCORP | 12

(in United States dollars, tabular amounts in millions, except where noted)

Impairment (Reversal of Impairment) of Mining Interests, Net
2018
At December 31, 2018, the carrying amount of the Company's total assets and liabilities exceeded the Company's market capitalization. Additionally, on January 14, 2019, Goldcorp entered into an arrangement agreement with Newmont under which Newmont will acquire all of the outstanding common shares of Goldcorp in a stock-for-stock transaction valued at approximately $10.0 billion, compared to a pre-impairment carrying amount of total assets and liabilities of $13.9 billion, resulting in a difference of $3.9 billion. The Company considered both of these factors to be impairment indicators of the Company's cash generating units ("CGUs"). The Company also identified certain CGU specific impairment indicators as outlined below. Accordingly the fair value less cost of disposal ("FVLCD") was compared against the carrying value of the material CGUs of the Company, which resulted in the Company recognizing an impairment expense for Peñasquito, Éléonore, Cerro Negro, and Red Lake.
The Company’s impairment expense (reversal of impairment) was comprised of:

	2018		2017
Year ended December 31	Pre-tax	After-tax	Pre-tax	After-tax
Peñasquito	$1,747	$1,203	$—	$—
Éléonore	1,633	1,369
Cerro Negro	683	533	—	—
Red Lake	664	774	889	610
Porcupine	—	—	(99)	(84)
Pueblo Viejo	—	—	(557)	(557)
Other	—	—	11	8
Impairment expense (reversal)	$4,727	$3,879	$244	$(23)
Peñasquito
In 2018, the recoverable amount of the CGU was negatively impacted by a reduction in the estimated fair value of Peñasquito's exploration potential. As a result, the Company recognized an impairment expense of $1,747 million ($1,203 million, net of tax), against the carrying value of the CGU at December 31, 2018.
Éléonore
The expected future cash flows of the CGU were negatively impacted due to a decrease in Mineral Reserves and Mineral Resources that impacted the estimated recoverable value. Mineral Resources decreased by 2.23 million ounces due to a change in the geologic modeling methodology, which reduced the expected life of mine future cash flows. Additionally, the recoverable amount of the CGU was negatively impacted by a reduction in the estimated fair value of Éléonore's exploration potential. As a result, the Company recognized an impairment expense of $1,633 million ($1,369 million, net of tax), against the carrying value of the CGU at December 31, 2018.
Cerro Negro
In 2018, the recoverable amount of the CGU was negatively impacted by a reduction in the estimated fair value of Cerro Negro's exploration potential. In addition, the expected future cash flows of the CGU were negatively impacted due primarily to increases in expected capital expenditures and the overall macro-economic conditions in Argentina. As a result, the Company recognized an impairment expense of $683 million ($533 million, net of tax), against the carrying value of the CGU at December 31, 2018.
Red Lake
The expected future cash flows of the CGU were negatively impacted due primarily to a decrease in Mineral Reserves and Mineral Resources that impacted the estimated recoverable amount. Mineral Resources decreased by 2.16 million ounces, which reduced the expected life of mine future cash flows. Additionally, the recoverable amount of the CGU was negatively impacted by a reduction in the estimated fair value of Red Lake's exploration potential. As a result, the Company recognized an impairment expense of $664 million ($774 million, net of tax), against the carrying value of the CGU at December 31, 2018.
2017
At December 31, 2017, the carrying amount of the Company’s total assets and liabilities exceeded the Company’s market capitalization, which the Company considered to be an impairment indicator of the Company’s CGUs. The Company also identified certain CGU specific impairment and impairment reversal indicators as of December 31, 2017. As a result, an impairment reversal of $23 million (net of tax) was recorded.

GOLDCORP | 13

(in United States dollars, tabular amounts in millions, except where noted)

Corporate Administration
Corporate administration expenses decreased by $27 million in the year ended December 31, 2018 compared to the prior year, due primarily to lower consulting costs and the timing of expenses associated with corporate services being recharged to the Company's operating sites. Costs recharged to the sites included strategic sourcing and procurement services, which were centralized at the beginning of fiscal 2018 as part of the Company's program to realize $250 million in annual sustainable efficiencies.
Income Tax Expense/Recovery
The income tax recovery of $612 million for the year ended December 31, 2018 resulted in a 13% tax rate (2017 - $465 million income tax recovery and a negative 241% tax rate) and was impacted primarily by asset impairments, changes in the recognition of deferred tax assets, effects of foreign exchange, taxes relating to prior years and tax rate changes.
Disposition and Impairment of Mining Interests and Changes in the Recognition of Deferred Tax Assets
Tax balances require adjustment when assets are sold, when assets are impaired, and when there are changes in evidence regarding the recognition of deferred tax assets.
The impairment expense recognized in 2018 and derecognition of certain deferred tax assets, associated with the impairment of certain of the Company's operating assets, resulted in a net deferred tax recovery of $748 million (2017 - $265 million recovery including the tax impact of disposition of mining interests). The gain on disposition of mining interests in 2017 resulted in a current tax expense of $14 million.
Effect of Foreign Exchange
Certain current income tax receivables and payables, tax bases of assets, liabilities and losses, and intra-group financing arrangements are subject to remeasurements for changes in local currency exchange rates relative to the United States dollar and in certain countries, inflation adjustments. The most significant of these items are associated with mining operations in Canada, Mexico, and Argentina.
The impact of changes in foreign exchange rates on these items resulted in a $105 million deferred tax expense for 2018 (2017 - $114 million recovery).
Taxes Relating to Prior Years and Tax Rate Changes
The company recognized an income tax expense of $70 million relating to changes in estimates of taxes with respect to prior years (2017 - $5 million expense).
The Argentine tax rate reduction enacted in 2017 resulted in a deferred tax recovery of $13 million in 2018 due to changes in estimation of the reversal of deferred tax assets (2017 - $156 million recovery).
Other items resulted in a $15 million deferred tax recovery in 2018 (2017 - $7 million recovery).
Effective Tax Rate
Loss before income taxes of $4,761 million for 2018 was impacted by the following items: $4,727 million of non-deductible impairment expense and non-taxable gain on dilution of the Company’s investment in Leagold of $13 million (2017 - $202 million of net non-deductible disposition of mining interests and impairment expense); $25 million of non-deductible share-based compensation expense (2017 - $30 million); $32 million of other non-deductible items (2017 - $nil); $83 million of after-tax income from associates that are not subject to further income tax (2017 - $189 million); and $24 million of non-cash foreign exchange losses which are not subject to income tax (2017 - $23 million).
After adjusting for the above mentioned items, the effective income tax rate for 2018 was 22% (2017 - 22%).
AISC
AISC per ounce was $851 per ounce for the year ended December 31, 2018, compared to $824 per ounce for the prior year. The increase in AISC per ounce was due primarily to lower gold sales volumes ($101 per ounce) and lower by-product credits ($99 per ounce) offset partly by lower production costs ($111 per ounce), lower sustaining capital ($34 per ounce), and lower corporate administration and exploration expenses ($28 per ounce). The decrease in gold sales volumes was due primarily to lower sales at Peñasquito due to planned mine sequencing, offset partly by higher gold sales volumes at Red Lake and Éléonore. The decrease in by-product credits was due primarily to lower by-product sales volumes and prices for all metals. The decrease in production costs was due primarily to the closure of Marlin in the second quarter of 2017 and the sale of Los Filos in April 2017; lower production costs at Peñasquito as a result of capitalization of costs associated with the Peñasco deferred stripping and Chile Colorado pre-stripping; the favourable impact from the devaluation of the Argentine peso at Cerro Negro, offset partly by inflation in Argentina; and a decrease in production costs at Porcupine due primarily to the closure of the higher cost Dome Underground at the

GOLDCORP | 14

(in United States dollars, tabular amounts in millions, except where noted)

end of 2017. These decreases in production costs were offset partly by increases in production costs at Cerro Negro and Éléonore associated with their ramp ups.

GOLDCORP | 15

(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW OF QUARTERLY FINANCIAL AND OPERATING RESULTS

	2018					2017
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Financial results
Revenues	$846	$793	$621	$772	$3,032	$882	$822	$866	$853	$3,423
Net earnings (loss)	$67	$(131)	$(101)	$(3,984)	$(4,149)	$170	$135	$111	$242	$658
Net earnings (loss) per share
– Basic and diluted	$0.08	$(0.15)	$(0.12)	$(4.58)	$(4.77)	$0.20	$0.16	$0.13	$0.28	$0.76
Operating cash flow	$271	$158	$193	$169	$791	$227	$158	$315	$511	$1,211
Adjusted net earnings (loss) (1)	$62	$4	$(64)	$61	$63	$63	$99	$82	$116	$360
Adjusted net earnings (loss) per share (1)	$0.07	$—	$(0.07)	$0.07	$0.07	$0.07	$0.12	$0.09	$0.14	$0.42
Adjusted operating cash flow (1)	$350	$310	$171	$180	$1,011	$315	$320	$308	$401	$1,344
Adjusted EBITDA (1)	$433	$334	$237	$325	$1,329	$427	$432	$400	$448	$1,707
Expenditures on mining interests (cash basis)	$287	$318	$318	$306	$1,229	$186	$233	$291	$420	$1,130
– Sustaining	$119	$127	$129	$125	$500	$113	$133	$143	$187	$576
– Expansionary	$168	$191	$189	$181	$729	$73	$100	$148	$233	$554
Dividends paid	$14	$15	$16	$14	$59	$15	$16	$15	$16	$62
Operating results (1)
Gold produced (thousands of ounces)	590	571	503	630	2,294	655	635	633	646	2,569
Gold sold (thousands of ounces)	585	562	508	600	2,255	646	649	606	633	2,534
Zinc produced (thousands of pounds)	88,700	77,500	63,400	88,600	318,200	80,700	84,100	98,400	96,500	359,700
Silver produced (thousands of ounces)	6,800	6,100	4,900	6,700	24,500	7,100	7,400	7,000	7,100	28,600
Lead produced (thousands of pounds)	27,000	26,800	27,500	35,000	116,300	32,400	26,100	38,300	36,500	133,300
Copper produced (thousands of pounds)	5,400	6,600	3,200	—	15,200	9,700	7,900	6,300	4,500	28,400
Average realized gold price (per ounce)	$1,337	$1,289	$1,205	$1,240	$1,270	$1,236	$1,256	$1,287	$1,286	$1,266
Cash costs: by-product (per ounce) (2)	$511	$527	$683	$489	$548	$540	$510	$483	$462	$499
Cash costs: co-product (per ounce) (3)	$696	$700	$701	$607	$676	$701	$644	$663	$627	$660
All-in sustaining costs (per ounce)	$810	$850	$999	$765	$851	$800	$800	$827	$870	$824

(1)
The Company has presented the non-GAAP performance measures on an attributable (or Goldcorp’s share) basis, where applicable, in the table above. Adjusted net earnings, adjusted net earnings per share, adjusted operating cash flows, Adjusted EBITDA and AISC are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 39-48 of this report.

(2)
Total cash costs: by-product, per ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product silver sales revenues for Cerro Negro, Marlin and Pueblo Viejo; by-product zinc, lead and copper sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.17 per silver ounce (2017 – $4.13 per silver ounce) sold to Wheaton and by-product copper sales revenues for Alumbrera).

(3)
Total cash costs: co-product, per ounce, is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver and copper); Peñasquito (zinc, silver and lead)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 39).

GOLDCORP | 16

(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF FOURTH QUARTER FINANCIAL RESULTS
Three months ended December 31, 2018 compared to the three months ended December 31, 2017
Net loss for the three months ended December 31, 2018 was $3,984 million, or $4.58 per share, compared to net earnings of $242 million, or $0.28 per share for same period in the prior year. The net loss in the fourth quarter of 2018 compared to net earnings in the same period in the prior year was due primarily to an impairment expense of $4,727 million, pre-tax ($3,879 million, net of tax), reflecting a reduction in the fair value ascribed to the Company's operating assets. Excluding the impact of the impairment expense, net losses for the fourth quarter compared to net earnings for the fourth quarter of 2017 were due primarily to a decrease in production volumes of both gold and by-product metals at Peñasquito as it mined lower planned grades of all metals as part of a multi-year waste-stripping campaign within its main Peñasco pit. Adjusted net earnings for the three months ended December 31, 2018 were $61 million, or $0.07 per share, compared to $116 million, or $0.14 for the same period in the prior year.
Revenues

Three months ended December 31	2018 (1)	2017 (1)	Change
Gold
Revenue	$581	$611	(5)%
Ounces sold (thousands)	471	476	(1)%
Average realized price ($/ounce)	$1,236	$1,285	(4)%
Zinc
Revenue	$88	$129	(32)%
Pounds sold (thousands)	83,100	94,400	(12)%
Average realized price	$1.18	$1.51	(22)%
Silver
Revenue	$73	$82	(11)%
Ounces sold (thousands)	5,948	5,998	(1)%
Average realized price ($/ounce)	$12.62	$14.43	(13)%
Other metals
Revenue	$30	$31	(3)%
Total revenue	$772	$853	(9)%

(1)	Excludes attributable share of revenues from the Company’s associates. Revenues are shown net of applicable refining and treatment charges.
Revenues for the three months ended December 31, 2018 decreased by $81 million, or 9%, when compared to the same period in the prior year due primarily to decreases in average realized prices for gold and by-product metals and decreases in by-product sales volumes at Peñasquito, offset partly by lower treatment and refining charges. Gold sales volume was consistent with the comparative period due to higher gold sales at Éléonore and Red Lake offset by lower gold sales at Peñasquito and Cerro Negro. The decrease in gold and by-product sales volumes at Peñasquito were due primarily to lower grade and tonnes milled.

GOLDCORP | 17

(in United States dollars, tabular amounts in millions, except where noted)

Production Costs
Production costs for the three months ended December 31, 2018 increased by $10 million, or 2%, when compared to the same period in the prior year due primarily to production ramp ups at Cerro Negro and Éléonore; the impact of the new Argentine export duties, which commenced in September 2018; and the impact of changes in estimates of reclamation and closure costs for the Company’s closed sites; offset partly by lower production costs at Peñasquito due primarily to the accumulation of stockpiled inventory, deferred stripping at Peñasco, and pre-stripping at Chile Colorado. During the three months ended December 31, 2017 Peñasquito was mining the bottom of Phase 5 with no significant accumulation of stockpiled inventory.
Depreciation and Depletion

Three months ended December 31	2018 (1)	2017 (1)	Change
Depreciation and depletion	$249	$255	(2)%
Sales ounces (thousands)	471	476	(1)%
Depreciation and depletion per ounce	$529	$536	(1)%

(1)	Excludes attributable share of depreciation and depletion from the Company’s associates.
Depreciation and depletion for the three months ended December 31, 2018 was consistent with the same period in the prior year.
Share of Net Earnings Related to Associates and Joint Venture

Three months ended December 31	2018	2017	Change
Pueblo Viejo	$22	$48	(54)%
NuevaUnión	(1)	—	—%
Other	2	12	(83)%
Share of net earnings related to associates and joint venture	$23	$60	(62)%
The Company’s share of earnings related to associates and joint venture for the three months ended December 31, 2018 decreased by $37 million when compared to the same period in the prior year due primarily to a decrease in net earnings from Pueblo Viejo. The decrease in net earnings from Pueblo Viejo was due primarily to lower gold sales driven by lower grade attributable to the mining sequence; lower recoveries due primarily to increased processing of lower grade materials and carbonaceous ore; an increase in production costs due primarily to higher fuel and power costs; and an increase in depreciation and depletion expense due primarily to the impact of the reversal of the previously recognized impairment in the fourth quarter of 2017.
Impairment (Reversal of Impairment) of Mining Interests, Net
An impairment of mining interests of $4,727 million ($3,879 million, net of tax) was recorded during the fourth quarter of 2018 (see page 13).
Corporate Administration
Corporate administration expenses for the three months ended December 31, 2018 decreased by $16 million when compared to the same period in the prior year, due primarily to lower consulting expenses associated with strategic sourcing and procurement services. In the fourth quarter of 2017, the Company began the process of centralizing these services for all of its mine sites and corporate offices as part of its program to realize $250 million in sustainable annual efficiencies.
Income Tax Recovery
The income tax recovery of $788 million for three months ended December 31, 2018 resulted in a 17% tax rate (three months ended December 31, 2017 - $341 million income tax recovery and a 344% tax rate) and was impacted primarily by asset impairments, changes in the recognition of deferred tax assets, effects of foreign exchange, taxes relating to prior years and tax rate changes.
Disposition and Impairment of Mining Interests and Changes in the Recognition of Deferred Tax Assets
Tax balances require adjustment when assets are sold, when assets are impaired, and when there are changes in evidence regarding the recognition of deferred tax assets.
The impairment expense recognized in 2018 and derecognition of certain deferred tax assets, associated with the impairment of certain of the Company's operating assets, resulted in a net deferred tax recovery of $752 million for the three months ended December 31, 2018 (three months ended December 31, 2017 - $249 million recovery including the tax impact of asset sales). The gain on disposition of mining interests in 2017 resulted in a current tax expense of $14 million.

GOLDCORP | 18

(in United States dollars, tabular amounts in millions, except where noted)

Effect of foreign exchange
Certain current income tax receivables and payables, tax bases of assets, liabilities and losses, and intra-group financing arrangements are subject to remeasurements for changes in local currency exchange rates relative to the United States dollar and in certain countries, inflation adjustments. The most significant of these items are associated with mining operations in Canada, Mexico, and Argentina.
The impact of changes in foreign exchange rates on these items resulted in a $72 million income tax recovery for the three months ended December 31, 2018 (three months ended December 31, 2017 - $42 million expense).
Taxes Relating to Prior Years and Tax Rate Changes
The Company recognized an income tax expense of $54 million relating to changes in estimates of taxes with respect to prior years for the three months ended December 31, 2018 (three months ended December 31, 2017 - $2 million recovery).
The Argentine tax rate reduction enacted in December 2017 resulted in a deferred tax recovery of $2 million for the three months ended December 31, 2018 due to changes in estimation of the reversal of deferred tax assets (three months ended December 31, 2017 - $156 million recovery).
Other items resulted in a $4 million deferred tax recovery in 2018 (2017 - $2 million recovery).
Effective Tax Rate
Loss before income taxes of $4,772 million for three months ended December 31, 2018 was impacted by the following items: $4,727 million of non-deductible impairment expense (three months ended December 31, 2017 - $199 million of non-deductible disposition of mining interests and impairment expense); $5 million of non-deductible share-based compensation expense (three months ended December 31, 2017 - $8 million); $32 million of other non-deductible items (three months ended December 31, 2017 - $nil); $23 million of after-tax income from associates that are not subject to further income tax (three months ended December 31, 2017 - $61 million); and $3 million of non-cash foreign exchange losses which are not subject to income tax (2017 - $29 million).
After adjusting for the above mentioned items, the effective income tax rate for three months ended December 31, 2018 was 43% (three months ended December 31, 2017 - 16%).
AISC
AISC per ounce was $765 per ounce for the three months ended December 31, 2018, compared to $870 per ounce for the same period in the prior year. The decrease in AISC per ounce was due primarily to lower production costs ($117 per ounce), lower sustaining capital expenditures ($103 per ounce), and lower corporate administration and exploration expenses ($53 per ounce), offset partly by lower by-product credits ($120 per ounce) and lower gold sales volumes ($48 per ounce). The decrease in production costs was due primarily to lower production costs at Peñasquito arising from the accumulation of stockpiled inventory, deferred stripping at Peñasco, and pre-stripping at Chile Colorado, offset partly by higher costs associated with the ramp ups at Cerro Negro and Éléonore and processing in circuit inventory at Red Lake.
The decrease in sustaining capital expenditures was due primarily to timing at Peñasquito, with the higher costs in the prior period being primarily associated with the tailings storage facility, routine mill maintenance, and mining equipment purchases; and at Cerro Negro due to the depletion of the Eureka vein and corresponding reduction in sustaining capital expenditures, with capital focused on development of the Mariana Norte, Emilia and San Marcos veins, which are expected to replace the declining Eureka production and are classified as expansionary capital expenditures. The decrease in by-product credits was due primarily to a 12% decrease in zinc sold and lower realized prices for all metals.

GOLDCORP | 19

(in United States dollars, tabular amounts in millions, except where noted)

GOLDCORP | 20

(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL POSITION AND LIQUIDITY
The following table summarizes Goldcorp’s cash flow activity:

Year ended December 31	2018	2017
Cash flow
From continuing operations provided by operating activities	$791	$1,211
From continuing operations used in investing activities	(1,135)	(1,105)
From continuing operations provided by (used in) financing activities	292	(97)
(Decrease) increase in cash and cash equivalents	(52)	9
Cash and cash equivalents, beginning of period	186	157
Cash and cash equivalents reclassified as held for sale at the beginning of the period	—	20
Cash and cash equivalents, end of period	$134	$186
Cash flow provided by operating activities for the year ended December 31, 2018 decreased compared to the prior year due primarily to a decrease in gold, silver and zinc revenues. The decrease in revenues was due primarily to lower gold and by-product metal sales volumes at Peñasquito and the impacts of the divestiture of Los Filos in April 2017 and closure of Marlin in the second quarter of 2017, offset partly by higher gold sales volumes at Éléonore, Red Lake and Cerro Negro.
The increase in cash flow used in investing activities for the year ended December 31, 2018 compared to the prior year was due primarily to an $80 million increase in expenditures on mining interests; an increase of $25 million in interest paid; and net proceeds received in 2017 on the sale of Los Filos and Cerro Blanco. These increases were offset partly by cash used in connection with the acquisition of the Cerro Casale project in 2017; a decrease of $18 million in purchases of equities; and an increase of $76 million in funds received from Pueblo Viejo as a return of capital. Cash flows used in investing activities for the year ended December 31, 2017 also included the purchase of the gold stream on the El Morro deposit, part of the Company's NuevaUnión joint venture, from New Gold Inc. for $65 million.
Expenditures on mining interests (including deposits on mining interest expenditures) were as follows:

Year ended December 31	2018	2017
Éléonore	$71	$109
Musselwhite	84	58
Porcupine	139	109
Red Lake	81	80
Peñasquito	518	532
Cerro Negro	77	87
Other	185	100
Total	$1,155	$1,075
The increase in expenditures on mining interests during the year ended December 31, 2018 compared to the prior year was due primarily to costs associated with expansionary capital at Peñasquito, construction of the Materials Handling Project at Musselwhite, and project and study costs associated with the NuevaUnión, Norte Abierto, Borden, and Coffee projects, included in Other in the table above.
Cash flow provided by financing activities for the year ended December 31, 2018 increased as compared to the prior year. The increase was due primarily to a net credit facility draw down, as compared to a net credit facility repayment in 2017, offset partly by share buybacks in 2018. On March 14, 2018, the Company entered into three one-year non-revolving term loan agreements, totaling $400 million. The term loans bear interest at LIBOR plus 0.65%, reset monthly, and are repayable before March 14, 2019 without penalty. The proceeds of the term loans were used to repay the $500 million senior unsecured notes that were due on March 15, 2018.
At December 31, 2018, the Company’s net debt and adjusted net debt(1) was $2.7 billion and $2.5 billion, respectively. At December 31, 2018, excluding cash and cash equivalents held at associates of $203 million, the Company had $2.7 billion of available liquidity, comprised of $172 million of cash and cash equivalents and short term investments, and $2.5 billion available on its $3.0 billion credit facility.
The Company may from time to time seek to retire or repurchase its outstanding debt in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend upon prevailing market conditions, the Company’s liquidity requirements, contractual restrictions and other factors. The amount of debt retired or repurchased may be material.

(1)
The Company has presented the non-GAAP performance measures on an attributable (or Goldcorp’s share) basis. Adjusted net debt is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information, please see pages 39-48 of this report.

GOLDCORP | 21

(in United States dollars, tabular amounts in millions, except where noted)

Commitments
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2018, shown in contractual undiscounted cashflows:

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Financial liabilities
Accounts payable and accrued liabilities	$549	$—	$—	$—	$549
Derivative liabilities designated as hedging instruments	2	—	—	—	2
Derivative liabilities not designated as hedging instruments	2	—	—	—	2
Debt repayments (principal portion)	880	550	1,000	450	2,880
Deferred payment obligation	10	40	40	73	163
Other	1	4	1	16	22
	1,444	594	1,041	539	3,618
Other commitments
Capital expenditure commitments (1)	301	327	62	98	788
Operating expenditure commitments	381	145	257	256	1,039
Reclamation and closure cost obligations	74	50	45	1,792	1,961
Interest payments on debt	72	153	105	503	833
Minimum rental and lease payments (2)	10	10	6	8	34
Other	4	15	—	—	19
	842	700	475	2,657	4,674
Total	$2,286	$1,294	$1,516	$3,196	$8,292

(1)
Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; however, the Company discloses the contractual maturities of the Company’s operating and capital commitments based on management’s intent to fulfill the contract.

(2)	Excludes the Company’s minimum finance lease payments.
At December 31, 2018, the Company had letters of credit outstanding in the amount of $419 million (December 31, 2017 – $420 million) of which $323 million (December 31, 2017 – $323 million) represented guarantees for reclamation obligations. The Company’s capital commitments for the next twelve months amounted to $301 million at December 31, 2018, including the Company’s funding obligation for the Norte Abierto project for the next twelve months. During 2017, the Company entered into an agreement with a vendor to construct the Coffee project and to potentially manage its initial two years of operation. Subsequent to December 31, 2018, the Company terminated the agreement and is currently in discussions to sign a new contract in 2019 with the same vendor at which time future commitments related to the construction of the Coffee mine will be evaluated. There was no cost associated with the termination.
In addition, certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns (“NSRs”), modified NSRs, net profits interest (“NPI”), net earnings and/or gross revenues. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2018, royalties included in production costs amounted to $58 million (December 31, 2017 – $78 million). At December 31, 2018, the significant royalty arrangements of the Company and its associates, joint venture and joint operation were as follows:

GOLDCORP | 22

(in United States dollars, tabular amounts in millions, except where noted)

Mining properties	Royalty arrangements
Musselwhite	1.25 – 5% NPI
Éléonore	2.2 – 3.5% of NSR
Peñasquito	2% of NSR and 0.5% of gross income on sale of gold and silver
Cerro Negro	3% of modified NSR and 1% of net earnings
Alumbrera	3% of modified NSR plus 20 – 30% of net proceeds after capital recovery and changes in working capital
Pueblo Viejo	3.2% of NSR
NuevaUnión	1.5% – 2% modified NSR on portions of the property and 2% NPI
Coffee	2% of NSR
Norte Abierto	3.08% NSR on the Caspiche property; two 1.25% royalties on 25% of gross revenues from Cerro Casale and Quebrada Seca
Capital Resources
The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents and short term investments as follows:

	At December 31, 2018	At December 31, 2017
Shareholders’ equity	$9,875	$14,184
Debt	2,867	2,483
	12,742	16,667
Less: Cash and cash equivalents	(134)	(186)
Short term investments	(38)	(48)
	$12,570	$16,433
The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company utilizes a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short term investments.
Outstanding Share Data
As at February 13, 2019, there were 868 million common shares of the Company issued and outstanding and 5 million stock options outstanding, which are exercisable into common shares at exercise prices ranging between C$20.27 per share to C$31.03 per share, and 3 million restricted share units outstanding.

GOLDCORP | 23

(in United States dollars, tabular amounts in millions, except where noted)

GUIDANCE (1)
Goldcorp expects to produce between 2.2 and 2.4 million ounces of gold in 2019. AISC(4) is expected to be between $750 and $850 per ounce. Complete production and cost guidance is provided below.

Production (2)	Units	2019E
Gold production	Moz	2.2 - 2.4
Zinc production	Mlbs	390 - 450
Silver production	Moz	40 - 50
Lead production	Mlbs	240 - 290
Gold equivalent production (3)	Moz	3.3 - 3.7

Costs (2, 3)	Units	2019E
AISC (4)	$/oz	750 - 850
Cash costs: by-product	$/oz	400 - 500

Capital expenditures	Units	2019E
Sustaining capital (2, 5)	$M	575 - 625
Expansionary capital (2, 5)	$M	290 - 350
While gold grades in the first quarter of 2019 are expected to be lower at Cerro Negro, Éléonore and Red Lake, due to mine sequencing, gold production in 2019 is expected to increase progressively each quarter as grades and recoveries are expected to steadily climb at Peñasquito as the mine benefits from the completion of the multi-year waste stripping campaign in the main Peñasco pit and a full year of operation at the now fully commissioned Pyrite Leach plant. In addition, the Musselwhite Materials Handling and Borden projects are expected to achieve commercial production in the second half of the year.
Further to the press release dated January 14, 2019, entitled Newmont and Goldcorp Combine to Create World's Leading Gold Company, subsequent to the expected closing in the second quarter of 2019, Newmont Goldcorp will provide updated guidance for the combined company.

(1)
Guidance projections (“Guidance”) are considered “forward-looking statements” and represent management’s good faith estimates or expectations of future production results as of the date hereof. Guidance is based upon certain assumptions, including, but not limited to, metal prices, fuel prices, certain exchange rates and other assumptions. Such assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, Guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon Guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. See the “Cautionary Statement Regarding Forward-Looking Statements”.

(2)
The Company has presented the non-GAAP performance measures on an attributable (or Goldcorp’s share) basis. AISC per ounce and cash costs: by-product are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see pages 39-48 of this report.

(3)
The assumptions used to forecast total cash costs were Au=$1,250/oz, Zn=$1.10/lb, Ag=$16.00/oz, Pb=$0.95/lb, Cu=$2.75/lb, $1.30 CAD/USD, 19.00 MXN/USD. The assumptions used to forecast Gold Equivalent Production were Au=$1,300/oz, Zn=$1.15/lb, Ag=$18.00/oz, Pb=$1.00/lb, Cu=$3.00/lb.

(4)
The Company’s projected AISC are not based on GAAP total production cash costs, which forms the basis of the Company’s cash costs: by-product. The projected range of AISC is anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization. Due to the uncertainty of the likelihood, amount and timing of any such items, the Company does not have information available to provide a quantitative reconciliation of projected AISC to a total production cash costs projection.

(5)
Excludes capitalized exploration costs. Expansionary capital includes capital costs for those projects which are in execution and/or have an approved feasibility study. Projects without an approved feasibility study only include capital costs to the next stage gate.

GOLDCORP | 24

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
The Company’s principal producing mining properties are comprised of the Éléonore, Musselwhite, Porcupine and Red Lake mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40% interest) in the Dominican Republic.
Operating results of operating segments are reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers each individual operating mine site as a reportable operating segment for financial reporting purposes except Alumbrera as its financial results do not meet the quantitative threshold required for segment disclosure purposes and are included in Other mines.
The Company’s 100% interests in Cochenour is included in the Red Lake reportable operating segment while the Borden and Century Gold projects are included in the Porcupine reportable operating segment. The Company’s 50% interests in the NuevaUnión and Norte Abierto projects in Chile, and 100% interest in the Coffee project in the Yukon, are included in Other mines.
The operating results presented below include the results of Leagold up to May 24, 2018, the date on which the Company ceased to have significant influence over Leagold and no longer recognized Leagold as an investment in associate. Subsequent to May 24, 2018, the Company's investment in Leagold is accounted for as an equity security.
The Company’s principal product is gold bullion which is sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party smelters and traders.

GOLDCORP | 25

(in United States dollars, tabular amounts in millions, except where noted)

Segmented Financial and Operating Highlights

Year ended December 31		Revenue	Gold produced (000’s of ounces)	Gold sold (000’s of ounces)	Total cash costs: by-product ($/oz) (1), (4)	AISC ($/oz) (3), (4)	Earnings (loss) from mine operations
Peñasquito	2018	1,050	272	274	(80)	648	55
	2017	1,400	476	472	(106)	370	370
Cerro Negro	2018	641	489	458	431	535	103
	2017	609	452	436	457	684	84
Pueblo Viejo (4)	2018	538	388	394	470	631	208
	2017	569	433	429	400	517	331
Red Lake	2018	328	276	260	773	988	60
	2017	264	209	208	866	1,181	(3)
Éléonore	2018	429	342	339	797	941	(12)
	2017	377	305	299	841	1,095	(11)
Porcupine	2018	321	259	252	747	953	27
	2017	341	272	270	754	979	10
Musselwhite	2018	263	205	206	731	909	69
	2017	293	236	232	620	774	108
Other mines (2)	2018	141	63	72	902	958	40
	2017	357	186	188	883	983	29
Other (3)	2018	—	—	—	—	77	(47)
	2017	—	—	—	—	75	(22)
Attributable total (4)	2018	3,711	2,294	2,255	548	851	503
	2017	4,210	2,569	2,534	499	824	896
Less associates and joint venture	2018	(679)	(451)	(466)	(537)	(682)	(248)
	2017	(787)	(536)	(532)	(516)	(637)	(352)
Consolidated total	2018	3,032	1,843	1,789	551	895	255
	2017	3,423	2,033	2,002	495	873	544

GOLDCORP | 26

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended December 31		Revenue	Gold produced (000’s of ounces)	Gold sold (000’s of ounces)	Total cash costs: by- product ($/oz) (1), (4)	AISC ($/oz) (3), (4)	Earnings (loss) from mine operations
Peñasquito	2018	242	63	54	(384)	513	7
	2017	314	83	68	(629)	571	64
Cerro Negro	2018	148	146	108	408	488	13
	2017	173	130	123	381	672	32
Pueblo Viejo (4)	2018	151	111	114	438	578	63
	2017	166	122	125	390	496	101
Red Lake	2018	119	87	97	581	712	44
	2017	75	59	58	833	1,116	2
Éléonore	2018	127	104	102	675	802	7
	2017	108	84	85	828	1,043	(2)
Porcupine	2018	76	68	62	738	919	3
	2017	100	76	78	661	900	10
Musselwhite	2018	60	51	48	785	966	13
	2017	83	67	64	535	735	38
Other mines (2)	2018	27	—	15	708	708	11
	2017	61	25	32	1,094	1,213	23
Other (3)	2018	—	—	—	—	80	(28)
	2017	—	—	—	—	91	(1)
Attributable total (4)	2018	950	630	600	489	765	133
	2017	1,080	646	633	462	870	267
Less associates and joint venture	2018	(178)	(111)	(129)	(470)	(593)	(74)
	2017	(227)	(147)	(157)	(534)	(641)	(123)
Consolidated total	2018	772	519	471	495	813	59
	2017	853	499	476	438	945	144

(1)
Total cash costs: by-product, per ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product zinc and lead sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.17 per silver ounce (2017 – $4.13 per silver ounce) sold to Wheaton). If zinc, silver, lead and copper were treated as co-products, total cash costs for the three months and year ended December 31, 2018 would have been $607 and $676 per ounce of gold, respectively (three months and year ended December 31, 2017 – $627 and $660, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 39).

(2)
The Company’s investments in Marlin, Alumbrera and Leagold (prior to dilution of the Company's investment in Leagold on May 24 2018) are included in ‘Other’ for segment reporting purposes.  They have been disclosed separately in these tables, in ‘Other mines’, along with Los Filos up to the date of its disposal on April 7, 2017, to provide visibility into the impact of the Company’s corporate administration expense on AISC.

(3)
For the purpose of calculating AISC, the Company included corporate administration expense, capital expenditures incurred at the Company’s regional and head office corporate offices and regional office exploration expense as corporate AISC in the “Other” category. These costs are not allocated to the individual mine sites as the Company measures its operations’ performance on AISC directly incurred at the mine site. AISC for Other was calculated using total corporate expenditures and the Company’s total attributable gold sales ounces.

(4)
The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Pueblo Viejo, Alumbrera, Leagold (prior to dilution of the Company's investment on May 24 2018) and NuevaUnión throughout this document. Total cash costs: by-product and AISC are non-GAAP performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 39-48 of this report.

GOLDCORP | 27

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
Peñasquito, Mexico (100%-owned)

	Three months ended December 31			Year ended December 31
Operating data	2018	2017	Change	2018	2017	Change
Tonnes of ore milled (thousands)	8,930	9,582	(7)%	35,248	37,083	(5)%
Mill head grade
Gold grade (grams/tonne)	0.40	0.47	(15)%	0.42	0.66	(36)%
Zinc grade	0.69%	0.66%	5%	0.60%	0.64%	(6)%
Silver grade (grams/tonne)	27.00	24.48	10%	23.14	23.51	(2)%
Lead grade	0.27%	0.25%	8%	0.23%	0.23%	—%
Mill recovery rate
Gold recovery	55%	63%	(13)%	59%	66%	(11)%
Zinc recovery	77%	81%	(5)%	80%	81%	(1)%
Silver recovery	74%	83%	(11)%	79%	82%	(4)%
Lead recovery	69%	73%	(5)%	71%	74%	(4)%
Payable metal produced
Gold (thousands of ounces)	63	83	(24)%	272	476	(43)%
Zinc (thousands of pounds)	88,600	96,500	(8)%	318,200	359,700	(12)%
Silver (thousands of ounces)	5,058	5,501	(8)%	18,292	21,505	(15)%
Lead (thousands of pounds)	35,000	36,500	(4)%	116,300	133,300	(13)%
Payable metal sold
Gold (thousands of ounces)	54	68	(21)%	274	472	(42)%
Zinc (thousands of pounds)	83,100	94,400	(12)%	309,000	361,000	(14)%
Silver (thousands of ounces)	5,023	4,988	1%	19,116	21,399	(11)%
Lead (thousands of pounds)	36,000	33,400	8%	118,500	128,200	(8)%
Total cash costs: by-product (per ounce)	$(384)	$(629)	39%	$(80)	$(106)	25%
Total cash costs: co-product (per ounce)	$709	$809	(12)%	$756	$678	12%
AISC (per ounce)	$513	$571	(10)%	$648	$370	75%
Financial data
Revenues (1)	$242	$314	(23)%	$1,050	$1,400	(25)%
Production costs	$158	$187	(16)%	$680	$751	(9)%
Depreciation and depletion	$77	$63	22%	$315	$279	13%
Earnings from mine operations	$7	$64	(89)%	$55	$370	(85)%
Expenditures on mining interests (cash basis)	$109	$229	(52)%	$525	$537	(2)%
– Sustaining	$48	$78	(38)%	$189	$213	(11)%
– Expansionary	$61	$151	(60)%	$336	$324	4%

(1)	Includes 25% of silver ounces sold to Wheaton at $4.17 per ounce (2017 – $4.13 ounce). The remaining 75% of silver ounces are sold at market rates.
Fourth Quarter Operating and Financial Highlights
Gold production for the three months ended December 31, 2018 was lower than the same period in the prior year as a result of the transition to lower grade ore in the Peñasco pit, as well as processing lower grade material from stockpiles and commencement of mining in the newly developed Chile Colorado pit, which began in November. Tonnes milled during the quarter were lower than planned due primarily to higher than expected ore hardness impacting mill throughput. Commissioning of the PLP continued during the quarter, with the project having achieved commercial production as of December 31, 2018. The Carbon Pre-flotation Plant ("CPP"), a component of the PLP, achieved commercial production on October 1, 2018, and was successfully treating high-carbon ore during the fourth quarter of 2018.
Earnings from operations for the three months ended December 31, 2018 were lower than the same period in the prior year due primarily to lower revenues and higher depreciation and depletion, offset partly by lower production costs. Lower revenues were due primarily to a reduction

GOLDCORP | 28

(in United States dollars, tabular amounts in millions, except where noted)

in the realized price of gold, zinc, silver, and lead, and lower gold and zinc sales volumes, offset partly by increased sales volumes of lead. Higher depreciation and depletion was due primarily to the higher depletable cost base.
AISC per ounce for the three months ended December 31, 2018 was lower than the same period in the prior year due primarily to lower sustaining capital expenditures and production costs, offset partly by lower gold sales volumes and lower by-product credits. Lower sustaining capital expenditures was due primarily to timing, with the higher costs in the comparative period being primarily associated with the tailings storage facility, routine mill maintenance, and mining equipment purchases.
Annual Operating and Financial Highlights
Gold production for the year ended December 31, 2018 was lower than the prior year, due primarily to lower tonnes milled, lower grade, and lower recoveries. The decreases in these key drivers were due primarily to the depletion of high-grade ore in Phase 5 of the Peñasco pit during 2017 and the transition in 2018 to processing lower grade ore.
Earnings from operations for the year ended December 31, 2018 were lower than the prior year due primarily to lower revenues and higher depreciation and depletion, offset partly by lower production costs. Lower revenues were due primarily to decreases in all payable metals sold and decreases in the realized price of gold, zinc, silver, and lead. Depreciation and depletion was higher due primarily to the increase in the depletable cost base, while production costs decreased due primarily to the lower tonnes milled and capitalization of costs associated with Peñasco deferred stripping and Chile Colorado pre-stripping.
AISC per ounce for the year ended December 31, 2018 was higher than the prior year due primarily to lower gold sales volumes and lower by-product credits, offset partly by lower production costs and sustaining capital expenditures. Lower sustaining capital expenditures was due primarily to timing of capital expenditures, with the prior year having higher sustaining costs associated with the tailings storage facility, mill maintenance, and mining equipment purchases.
Expansionary capital during the year related primarily to the PLP and Chile Colorado pre-stripping.

GOLDCORP | 29

(in United States dollars, tabular amounts in millions, except where noted)

Cerro Negro, Argentina (100%-owned)

	Three months ended December 31			Year ended December 31
Operating data	2018	2017	Change	2018	2017	Change
Tonnes of ore milled (thousands)	341	264	29%	1,126	1,031	9%
Mill head grade
Gold grade (grams/tonne)	14.51	16.74	(13)%	13.89	14.31	(3)%
Silver grade (grams/tonne)	147.71	154.84	(5)%	135.69	126.50	7%
Mill recovery rate
Gold recovery	96%	97%	(1)%	96%	96%	—%
Silver recovery	87%	86%	1%	86%	86%	—%
Payable metal produced
Gold (thousands of ounces)	146	130	12%	489	452	8%
Silver (thousands of ounces)	1,299	1,079	20%	4,241	3,504	21%
Payable metal sold
Gold (thousands of ounces)	108	123	(12)%	458	436	5%
Silver (thousands of ounces)	925	1,010	(8)%	3,876	3,370	15%
Total cash costs: by-product (per ounce) (1)	$408	$381	7%	$431	$457	(6)%
Total cash costs: co-product (per ounce) (1)	$470	$457	3%	$497	$523	(5)%
AISC (per ounce) (1)	$488	$672	(27)%	$535	$684	(22)%
Financial data
Revenues	$148	$173	(14)%	$641	$609	5%
Production costs (1)	$73	$64	14%	$277	$258	7%
Depreciation and depletion	$62	$77	(19)%	$261	$267	(2)%
Earnings from mine operations	$13	$32	(59)%	$103	$84	23%
Expenditures on mining interests (cash basis)	$16	$29	(45)%	$77	$87	(11)%
– Sustaining	$4	$29	(86)%	$39	$79	(51)%
– Expansionary	$12	$—	100%	$38	$8	375%

(1)
Production costs includes $15 million and $19 million, respectively, for the three and twelve months ended December 31, 2018, related to the temporary Argentine export tax established on September 4, 2018, which have been excluded from the calculation of total cash costs and AISC. The impact of including this tax would be $139/ounce and $41/ounce, respectively, for the three and twelve months ended December 31, 2018.

Fourth Quarter Operating and Financial Highlights
Gold production for the three months ended December 31, 2018 was higher than the same period in the prior year and a record for the mine with 146,000 ounces produced during the quarter, due primarily to higher tonnes milled associated with the successful ramp up of the mine, offset partly by a decrease in mill head grade. The higher tonnes milled reflected the ramp up of the operation as a result of the implementation of an auxiliary shift in October as well as development ore from Mariana Norte contributing to the higher tonnes milled. Fourth quarter of 2018 mined ore production averaged 3,700 tonnes per day, while December 2018 averaged 4,000 tonnes per day.
Development of Mariana Norte, Emilia and San Marcos veins continued during the fourth quarter. Detailed planning work continues for the Silica Cap, Bajo Negro and Gato Salvaje veins, which comprise the Eastern District mining complex.
Earnings from operations for the three months ended December 31, 2018 were lower than the same period in the prior year due primarily to lower revenues and higher production costs, offset partly by lower depreciation and depletion. Lower revenues were due primarily to lower gold and silver sales volumes associated with the timing of sales with over 54,000 ounces of gold held in finished goods inventory at December 31, 2018, while higher production costs were due primarily to the $15 million impact of the new temporary Argentine export duties, which commenced in September 2018.
AISC per ounce for the three months ended December 31, 2018 was lower than the same period in the prior year due primarily to lower sustaining capital expenditures, offset partly by lower gold sales volumes. Lower sustaining capital expenditures was due primarily to the depletion of the Eureka vein and corresponding reduction in sustaining capital expenditures, with capital expenditures focused on development of Mariana Norte, Emilia and San Marcos veins, which are expected to replace the declining Eureka production and are classified as expansionary capital expenditures.

GOLDCORP | 30

(in United States dollars, tabular amounts in millions, except where noted)

Annual Operating and Financial Highlights
Gold production for the year ended December 31, 2018 was higher than the prior year due primarily to higher tonnes milled, offset partly by a decrease in mill head grade. The higher tonnes milled reflected improved mining productivities and the positive contributions from the auxiliary shift that commenced in October 2018, in alignment with Cerro Negro’s ramp up and productivity improvement plan.
Earnings from operations for the year ended December 31, 2018 were higher than the prior year due primarily to higher revenues on increased sales volumes, offset partly by higher production costs. Production costs were higher due primarily to ramp up of mining operations and the $19 million impact of the new temporary Argentine export tax, which commenced in September 2018, offset partly by the favourable impact of devaluation of the Argentine peso, which outpaced inflation in the country during the year.
AISC per ounce for the year ended December 31, 2018 was lower than the prior year as a result of higher gold sales volumes, lower sustaining capital expenditures, offset partly by higher production costs due primarily to higher tonnes milled. Lower sustaining capital expenditures was due primarily to the depletion of the Eureka vein and corresponding reduction in sustaining capital expenditures.
Expansionary capital during the year related primarily to development of Mariana Norte, Emilia, and San Marcos veins, which are expected to replace the declining Eureka production.

GOLDCORP | 31

(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo, Dominican Republic (40%-owned)
(tabular amounts below represent Goldcorp’s proportionate 40% share)

	Three months ended December 31			Year ended December 31
Operating data	2018	2017	Change	2018	2017	Change
Tonnes of ore milled (thousands)	920	915	1%	3,339	3,194	5%
Mill head grade (grams/tonne)	4.19	4.52	(7)%	4.04	4.57	(12)%
Recovery rate	90%	92%	(2)%	90%	92%	(2)%
Gold produced (thousands of ounces)	111	122	(9)%	388	433	(10)%
Gold sold (thousands of ounces)	114	125	(9)%	394	429	(8)%
Total cash costs: by-product (per ounce)	$438	$390	12%	$470	$400	18%
Total cash costs: co-product (per ounce)	$473	$420	13%	$519	$438	18%
AISC (per ounce)	$578	$496	17%	$631	$517	22%
Financial data (1)
Revenues	$151	$166	(9)%	$538	$569	(5)%
Production costs	$58	$55	5%	$222	$199	12%
Depreciation and depletion	$30	$10	200%	$108	$39	177%
Earnings from mine operations	$63	$101	(38)%	$208	$331	(37)%
Expenditures on mining interests (cash basis)	$14	$12	17%	$58	$46	26%
– Sustaining	$14	$12	17%	$58	$46	26%
– Expansionary	$—	$—	—%	$—	$—	—%

(1)
The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Pueblo Viejo on a proportionate rather than equity basis. For the three month period and year ended December 31, 2018, the Company’s equity earnings from Pueblo Viejo were $22 million and $55 million, respectively (three month period and year ended December 31, 2017 – equity earnings of $48 million and $142 million, respectively).

Fourth Quarter Operating and Financial Highlights
Gold production for the three months ended December 31, 2018 was lower than the same period in the prior year due primarily to lower mill head grade and a lower recovery rate. The decrease in mill head grade was attributable to the expected decline in pit ore grade due primarily to delays in the transition to the higher grade ore benches in phases 5 and 6 in the Moore pit. The lower than expected recovery rates resulted from increased processing of lower grade materials and carbonaceous ore.
Earnings from mine operations for the three months ended December 31, 2018 were lower than the same period in the prior year due primarily to lower revenues and higher depreciation and depletion and production costs. Lower revenues were due primarily to lower gold sales volumes, while higher production costs were due primarily to the impact of higher fuel, power, and maintenance costs. Higher depreciation and depletion was due primarily to a higher depletable cost base and a reduction in the useful life of certain assets.
AISC per ounce for the three months ended December 31, 2018 was higher than the same period in the prior year due primarily to lower gold sales volumes, higher production costs, and higher sustaining capital expenditures. Higher sustaining capital expenditures were due primarily to expenditures associated with the tailings storage facility, offset partly by lower deferred stripping costs.
Annual Operating and Financial Highlights
Gold production for the year ended December 31, 2018 was lower than the prior year due primarily to lower grade and recovery rates, offset partly by higher tonnes milled. The decrease in head grade was attributable to the mining sequence due primarily to delays transitioning to the higher grade ore benches in phases 5 and 6 of the Moore pit. The lower than expected recovery rates resulted from increased processing of lower grade materials and carbonaceous ore. Tonnes milled increased due to improved mill availability.
Earnings from mine operations for the year ended December 31, 2018 were lower than the prior year due primarily to lower revenues, higher production costs, and higher depreciation and depletion. Lower revenues were due primarily to lower sales volumes, while higher production costs were due primarily to the impact of higher fuel, power, and maintenance costs. The increase in depreciation and depletion was due primarily to a higher depletable cost base and a reduction in the useful life of certain assets.
AISC per ounce for the year ended December 31, 2018 was higher than the prior year due primarily to lower gold sales volumes, higher production costs, and higher sustaining capital expenditures. Higher sustaining capital expenditures was due primarily to expenditures associated with the tailings storage facility and higher deferred stripping costs.

GOLDCORP | 32

(in United States dollars, tabular amounts in millions, except where noted)

Red Lake, Canada (100%-owned)

	Three months ended December 31			Year ended December 31
Operating data	2018	2017	Change	2018	2017	Change
Tonnes of ore milled (thousands)	193	209	(8)%	769	623	23%
Mill head grade (grams/tonne)	14.60	9.76	50%	11.75	11.60	1%
Recovery rate	96%	94%	2%	95%	94%	1%
Gold produced (thousands of ounces)	87	59	47%	276	209	32%
Gold sold (thousands of ounces)	97	58	67%	260	208	25%
Total cash costs: by-product (per ounce)	$581	$833	(30)%	$773	$866	(11)%
AISC (per ounce)	$712	$1,116	(36)%	$988	$1,181	(16)%
Financial data
Revenues	$119	$75	59%	$328	$264	24%
Production costs	$56	$48	17%	$201	$180	12%
Depreciation and depletion	$19	$25	(24)%	$67	$87	(23)%
Earnings (loss) from mine operations	$44	$2	2,100%	$60	$(3)	2,100%
Expenditures on mining interests (cash basis)	$24	$25	(4)%	$81	$80	1%
– Sustaining	$12	$14	(14)%	$52	$60	(13)%
– Expansionary	$12	$11	9%	$29	$20	45%
Fourth Quarter Operating and Financial Highlights
Gold production for the three months ended December 31, 2018 was higher than the same period in the prior year, due primarily to higher grade, offset partly by lower tonnes milled due to lower tonnes mined during the quarter as a result of the mining sequence.
Earnings from mine operations for the three months ended December 31, 2018 were higher than the same period in the prior year due primarily to higher revenues and lower depreciation and depletion, offset partly by higher production costs. Lower depreciation and depletion was the result of a lower depletable cost base in 2018, offset partly by the increased in gold sales volumes.
AISC per ounce for the three months ended December 31, 2018 was lower than the same period in the prior year due primarily to higher gold sales, offset partly by higher production costs as a result of processing in circuit material.
Annual Operating and Financial Highlights
Gold production for the year ended December 31, 2018 was higher than the prior year due primarily to higher tonnes milled, offset partly by lower grade. Higher tonnes milled was the result of Red Lake's transition to bulk mining operation during the year, with the majority of ore production coming from long hole mining, as well as continuous improvement initiatives reducing stope cycle times. Lower grade was the result of the planned mining sequence.
Earnings from mine operations for the year ended December 31, 2018, compared to a loss in the prior year, were due primarily to higher revenues and lower depreciation and depletion, offset partly by higher production costs. Higher production costs were due primarily to the increase in tonnes milled, while lower depreciation and depletion was due to the lower depletable cost base in 2018.
AISC per ounce for the year ended December 31, 2018 was lower than the prior year, due primarily to higher gold sales and lower sustaining capital expenditures, offset partly by higher production costs.
Expansionary capital during the year related primarily to development of Cochenour.

GOLDCORP | 33

(in United States dollars, tabular amounts in millions, except where noted)

Éléonore, Canada (100%-owned)

	Three months ended December 31			Year ended December 31
Operating data	2018	2017	Change	2018	2017	Change
Tonnes of ore milled (thousands)	531	460	15%	1,875	1,812	3%
Mill head grade (grams/tonne)	6.56	6.32	4%	6.17	5.67	9%
Recovery rate	92%	92%	—%	92%	92%	—%
Gold produced (thousands of ounces)	104	84	24%	342	305	12%
Gold sold (thousands of ounces)	102	85	20%	339	299	13%
Total cash costs: by-product (per ounce)	$675	$828	(18)%	$797	$841	(5)%
AISC (per ounce)	$802	$1,043	(23)%	$941	$1,095	(14)%
Financial data
Revenues	$127	$108	18%	$429	$377	14%
Production costs	$70	$70	—%	$271	$251	8%
Depreciation and depletion	$50	$40	25%	$170	$137	24%
Earnings (loss) from mine operations	$7	$(2)	450%	$(12)	$(11)	(9)%
Expenditures on mining interests (cash basis)	$19	$26	(27)%	$72	$110	(35)%
– Sustaining	$12	$17	(29)%	$47	$71	(34)%
– Expansionary	$7	$9	(22)%	$25	$39	(36)%
Fourth Quarter Operating and Financial Highlights
Gold production for the three months ended December 31, 2018 was higher than the same period in the prior year, reflecting the completion of the ramp up and contribution of higher grade ore during the fourth quarter of 2018 in line with the planned mining sequence. The mine achieved sustainable mining rates of over 6,100 tonnes per day in November and 6,600 tonnes per day in December of 2018 and averaged over 6,800 tonnes per day milled during December of 2018.
Earnings from mine operations for the three months ended December 31, 2018, compared to a loss in the same period in the prior year, were due primarily to higher revenues from higher gold sales volumes, offset partly by higher depreciation and depletion. Higher depreciation and depletion was a result of higher gold sales volumes and a decrease in the depletable ounce base.
AISC per ounce for the three months ended December 31, 2018 was lower than the same period in the prior year due primarily to higher gold sales and lower sustaining capital expenditures. Lower sustaining capital expenditures were due primarily to the optimization of the mine development plan, with an increased focus on production development during the fourth quarter of 2018.
Annual Operating and Financial Highlights
Gold production for the year ended December 31, 2018 was higher than the prior year due primarily to an expected increase in grade and mined tonnes as Éléonore completed its ramp up to optimized production levels.
The loss from mine operations for the year ended December 31, 2018 was higher than the prior year due primarily to higher production costs and depreciation and depletion, offset partly by higher revenue from higher gold sales volumes. Higher depreciation and depletion was a result of higher gold sales volumes and a decrease in the depletable ounce base.
AISC per ounce for the year ended December 31, 2018 was lower than the prior year due primarily to higher gold sales and lower sustaining capital expenditures, offset partly by higher production costs associated with the ramp up. Lower sustaining capital expenditures were due primarily to optimization of the mine development plan, with an increased focus on production development during the year and timing of certain equipment purchases that occurred during 2017.
Expansionary capital during the year continued to decrease with the completion of the majority of the infrastructure and development required for sustainable mining of Horizon 5.

GOLDCORP | 34

(in United States dollars, tabular amounts in millions, except where noted)

Porcupine, Canada (100%-owned)

	Three months ended December 31			Year ended December 31
Operating data	2018	2017	Change	2018	2017	Change
Tonnes of ore milled (thousands)	1,006	954	5%	3,672	3,289	12%
Mill head grade (grams/tonne)	2.30	2.82	(18)%	2.36	2.81	(16)%
Recovery rate	90%	92%	(2)%	92%	92%	—
Gold produced (thousands of ounces)	68	76	(11)%	259	272	(5)%
Gold sold (thousands of ounces)	62	78	(21)%	252	270	(7)%
Total cash costs: by-product (per ounce)	$738	$661	12%	$747	$754	(1)%
AISC (per ounce)	$919	$900	2%	$953	$979	(3)%
Financial data
Revenues	$76	$100	(24)%	$321	$341	(6)%
Production costs	$46	$54	(15)%	$189	$209	(10)%
Depreciation and depletion	$27	$36	(25)%	$105	$122	(14)%
Earnings from mine operations	$3	$10	(70)%	$27	$10	170%
Expenditures on mining interests (cash basis)	$40	$35	14%	$139	$109	28%
– Sustaining	$11	$14	(21)%	$41	$47	(13)%
– Expansionary	$29	$21	38%	$98	$62	58%
Fourth Quarter Operating and Financial Highlights
Gold production for the three months ended December 31, 2018 was lower than the same period in the prior year due primarily to lower mill head grade. Gold production reflects the loss of higher grade material from the Dome underground, which closed on December 31, 2017, and lower grade at Hoyle underground. The mine optimization at Hoyle continues to focus on improving development, dilution control, and material movements; achieving mining rates in excess of 1,300 tonnes of ore per day during December 2018.
Earnings from mine operations for the three months ended December 31, 2018 were lower than the same period in the prior year due primarily to lower revenues, offset partly by lower depreciation and depletion and production costs. Revenues were lower due primarily to the closure of the Dome underground and loss of higher grade material, which contributed to the lower production costs during the period. Depreciation and depletion was lower due primarily to lower gold sales volumes and an increase in the depletable ounce base.
AISC per ounce for the three months ended December 31, 2018 was higher than the same period in the prior year as a result of lower gold sales volumes, offset partly by lower sustaining capital expenditures and production costs.
Annual Operating and Financial Highlights
Gold production for the year ended December 31, 2018 was lower than the prior year due primarily to lower mill head grade, offset partly by an increase in tonnes milled. Gold production reflects the loss of higher grade material from the Dome underground, which closed on December 31, 2017, offset partly by increased tonnes from the Hollinger open pit.
Earnings from mine operations for the year ended December 31, 2018 were higher than the prior year due primarily to lower production costs and lower depreciation and depletion, offset partly by lower revenues. Production costs were lower due primarily to the closure of the Dome underground. Depreciation and depletion was lower due primarily to lower gold sales volumes and an increase in the depletable ounce base.
AISC per ounce for the year ended December 31, 2018 was lower than the prior year due primarily to lower production costs and sustaining capital expenditures as compared to the prior year offset partly by the impact of the lower sales volumes.
Expansionary capital during the year related to the development and construction activities at the Borden Project, and study costs at the Century Gold Project.

GOLDCORP | 35

(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite, Canada (100%-owned)

	Three months ended December 31			Year ended December 31
Operating data	2018	2017	Change	2018	2017	Change
Tonnes of ore milled (thousands)	314	309	2%	1,106	1,221	(9)%
Mill head grade (grams/tonne)	5.21	6.96	(25)%	5.96	6.20	(4)%
Recovery rate	96%	96%	—%	96%	96%	—
Gold produced (thousands of ounces)	51	67	(24)%	205	236	(13)%
Gold sold (thousands of ounces)	48	64	(25)%	206	232	(11)%
Total cash costs: by-product (per ounce)	$785	$535	47%	$731	$620	18%
AISC (per ounce)	$966	$735	31%	$909	$774	17%
Financial data
Revenues	$60	$83	(28)%	$263	$293	(10)%
Production costs	$38	$35	9%	$151	$144	5%
Depreciation and depletion	$9	$10	(10)%	$43	$41	5%
Earnings from mine operations	$13	$38	(66)%	$69	$108	(36)%
Expenditures on mining interests (cash basis)	$22	$22	—%	$84	$58	45%
– Sustaining	$8	$11	(27)%	$32	$26	23%
– Expansionary	$14	$11	27%	$52	$32	63%
Fourth Quarter Operating and Financial Highlights
Gold production for the three months ended December 31, 2018 was lower than the same period in the prior year due primarily to lower grade as a result of the mining sequence. The mine continued to focus on improving development rates to open additional mining fronts at depth in anticipation of the Materials Handling Project ("MHP") being commissioned, expected in the third quarter of 2019.
Earnings from operations for the three months ended December 31, 2018 were lower than the same period in the prior year due primarily to lower revenues as a result of lower gold sales volumes and higher production costs. The increase in production costs was due primarily to an increase in the operating development costs compared to the same period in the prior year, which is expected to open additional mining fronts.
AISC per ounce for the three months ended December 31, 2018 was higher than the same period in the prior year due primarily to lower gold sales volumes and higher production costs, offset partly by lower sustaining capital expenditures.
Annual Operating and Financial Highlights
Gold production for the year ended December 31, 2018 was lower than the prior year due primarily to lower tonnes milled and lower grade. Lower tonnes milled were a result of the longer haulage distance in the lower mine and generation of waste associated with the MHP. This is expected to continue until the project is commissioned. Lower grade was the result of the mining sequence.
Earnings from operations for the year ended December 31, 2018 were lower than the prior year due primarily to lower revenues as a result of lower gold sales volumes and higher production costs.
AISC per ounce for year ended December 31, 2018 was higher than the prior year due primarily to lower gold sales volumes, higher sustaining capital expenditure and higher production costs.
Expansionary capital during the year related primarily to the MHP.

GOLDCORP | 36

(in United States dollars, tabular amounts in millions, except where noted)

PROJECT EXPENDITURES
Expenditures relating to projects for the three months and years ended December 31, 2018 and 2017 were as follows (in millions):

	Three months ended December 31		Year ended December 31
	2018	2017	2018	2017
Peñasquito	$61	$151	$338	$324
Cerro Negro	14	—	52	8
Red Lake	13	11	39	21
Éléonore	7	9	25	39
Porcupine	29	21	98	70
Musselwhite	14	11	52	32
Coffee	28	15	75	33
Norte Abierto	7	4	27	4
NuevaUnión	12	11	40	33
Other	5	—	26	1
Total	$190	$233	$772	$565
Of the $190 million and $772 million of project expenditures for the three months and year ended December 31, 2018 (2017 - $233 million and $565 million for the three months and year ended December 31, 2017), $181 million and $729 million ($233 million and $554 million for the three months and year ended December 31, 2017) were included in expenditures on mining interests as expansionary capital. Certain project expenditures have been expensed as exploration and non-sustaining project costs.
Peñasquito: Pyrite Leach Project
In the fourth quarter of 2018, the PLP completed construction and underwent circuit optimization. On November 29, 2018, the project achieved first gold and commercial production was achieved as of December 31, 2018.
Porcupine: Borden Project
In the fourth quarter of 2018, ramp development reached 2,244 metres, on schedule, with a corresponding depth of 374 metres. Part one of the bulk sample extraction was completed from August to November 2018 with a first zone of extraction on levels 225 and 240. Finalized results from the bulk sample are expected in the first quarter of 2019.
The mine closure plan for the future operation was filed in late October, which enabled commencement of construction of the second egress and air intake, which are expected to be completed in the first quarter of 2019. In January 2019, the project received all remaining operating permits, allowing for an increased rate of development and commencement of construction for the remaining critical mine infrastructure.
The mine is expected to achieve commercial production in the second half of 2019.
Porcupine: Century Gold Project
In the fourth quarter of 2018, the project extended work on the optimized pre-feasibility study ("PFS") and focused on value improvements and geological drilling to optimize the PFS results. Baseline field studies and modeling are underway to support the permitting process.
In 2018, the project advanced a series of trade-off studies with a focus on evaluating the latest technologies to determine the single preferred option.
Musselwhite: Materials Handling Project
In the fourth quarter of 2018, vent changeover at midpoint of the winze and fine ore bin excavation were successful, dry commissioning of the hoist mechanicals was completed, and ground support in the upper section of the winze and pentice excavation were completed. Major infrastructure components, including the hoist plant and material crushing circuit are expected to be completed by the end of the first quarter of 2019, and commissioning is expected in the third quarter of 2019.
Coffee Project
During the fourth quarter of 2018 work focused on resource conversion drilling, as well as generating new targets for future evaluation, and the first public comment period of the Yukon Environmental and Socio-economic Assessment Board (YESAB) was completed. The project is currently reviewing and addressing information requests that have been received. Responses are expected to be provided to YESAB in the first quarter of 2019.

GOLDCORP | 37

(in United States dollars, tabular amounts in millions, except where noted)

Norte Abierto Project
In 2018, the project progressed through the initial stage of planned studies and completed initial mine plans for the combined Cerro Casale and Caspiche deposits. Trade-off studies for the combined project are underway.
NuevaUnión Project
In 2018, the project entered the feasibility study stage and continued development of documents for the Environmental Impact Assessment permits.
2018 MINERAL RESERVES AND MINERAL RESOURCES UPDATE
Goldcorp’s proven and probable gold mineral reserves as of June 30, 2018 totaled 52.8 million ounces, compared to 53.5 million ounces as of June 30, 2017 as exploration success at the Company’s operated mines essentially replaced mineral reserves depleted from production and a small net loss in mineral reserves from depletion was experienced at the Company’s non-operated mines, including Pueblo Viejo.
Measured and Indicated gold mineral resources decreased slightly from 37.1 million ounces at June 30, 2017 to 35.2 million ounces at June 30, 2018, primarily due to the impact of the successful conversion of indicated mineral resources into proven and probable mineral reserves at Musselwhite, Cerro Negro, Peñasquito and Porcupine. Inferred gold mineral resources decreased to 17.5 million ounces at June 30, 2018 from 20.0 million ounces at June 30, 2017.
Mineral reserve estimates were based on a gold price of $1,200 per ounce while mineral resources were estimated using a gold price of $1,400 per ounce. Gold price assumptions were unchanged from last year’s estimates. Complete mineral reserve and mineral resource information, including tonnes and grades for all metals and details of the assumptions used in the calculations, can be found at www.goldcorp.com.

GOLDCORP | 38

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, where applicable, the Company’s non-GAAP performance measures are disclosed on a per gold ounce basis.
The Company calculates its non-GAAP performance measures on an attributable basis, where applicable. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share of Pueblo Viejo, Alumbrera, and NuevaUnión. Attributable performance measures also included Leagold up to May 24, 2018, the date on which the Company ceased to have significant influence over Leagold. The inclusion of NuevaUnión in the Company’s non-GAAP performance measures primarily impacts the Company’s adjusted operating cash flow metric at this time, as it is a development stage project. The Company believes that disclosing certain performance measures on an attributable basis provides useful information about the Company’s operating and financial performance, and reflects the Company’s view of its core mining operations.
Non-GAAP Measure - Total Cash Costs: by-product
Total cash costs: by-product incorporate Goldcorp’s share of all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation and closure costs at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product zinc, silver, lead and copper credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts. The Company enters into these contracts to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating cost fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs: by-product per gold ounce to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.
The Company reports total cash costs: by-product on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.
The Company also reports total cash costs: co-product as a secondary metric to provide further information to the Company’s stakeholders. Total cash costs: co-product, per gold ounce, are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of total cash costs: co-product were as follows:

	2018	2017	2016
Gold (per ounce)	$1,300	$1,250	$1,100
Zinc (per pound)	$1.30	$1.00	$0.80
Silver (per ounce)	$19.00	$19.00	$15.00
Lead (per pound)	$1.10	$0.89	$0.80
Copper (per pound)	$2.75	$2.25	$2.53

GOLDCORP | 39

(in United States dollars, tabular amounts in millions, except where noted)

The following tables provide a reconciliation of total cash costs: by-product per ounce to the consolidated financial statements:
Year ended December 31, 2018:

	Production costs (1), (4)	By-product credits	Treatment and refining charges on concentrate sales	Other(4)	Total cash costs: by- product	Ounces (000's)	Total cash costs: by- product (2), (3) ($/oz)
Peñasquito	$680	$(774)	$73	$(1)	$(22)	274	$(80)
Cerro Negro (4)	277	(61)	—	(19)	197	458	431
Pueblo Viejo	222	(37)	—	—	185	394	470
Red Lake	201	—	—	—	201	260	773
Éléonore	271	—	—	—	271	339	797
Porcupine	189	(1)	—	—	188	252	747
Musselwhite	151	—	—	—	151	206	731
Other mines	94	(52)	5	18	65	72	902
Corporate	26	—	—	(26)	—	—	—
Attributable total	$2,111	$(925)	$78	$(28)	$1,236	2,255	$548
Less associates and joint ventures	(317)	89	(5)	(18)	(251)	(466)	(537)
Consolidated total	$1,794	$(836)	$73	$(46)	$985	1,789	$551
Year ended December 31, 2017:

	Production costs (1)	By-product credits	Treatment and refining charges on concentrate sales	Other	Total cash costs: by- product	Ounces (000's)	Total cash costs: by- product (2), (3)($/oz)
Peñasquito	$751	$(929)	$132	$(4)	$(50)	472	$(106)
Cerro Negro	258	(58)	—	—	200	436	457
Pueblo Viejo	199	(28)	—	—	171	429	400
Red Lake	180	—	—	—	180	208	866
Éléonore	251	—	—	—	251	299	841
Porcupine	209	(1)	—	(5)	203	270	754
Musselwhite	144	—	—	—	144	232	620
Other mines	282	(131)	10	5	166	188	883
Corporate	(3)	—	—	3	—	—	—
Attributable total	$2,271	$(1,147)	$142	$(1)	$1,265	2,534	$499
Less associates and joint ventures	(382)	124	(10)	(6)	(274)	(532)	(516)
Consolidated total	$1,889	$(1,023)	$132	$(7)	$991	2,002	$495

GOLDCORP | 40

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended December 31, 2018:

	Production costs (1), (4)	By-product credits	Treatment and refining charges on concentrate sales	Other(4)	Total cash costs: by- product	Ounces (000's)	Total cash costs: by- product (2), (3)($/oz)
Peñasquito	$158	$(195)	$18	$(2)	$(21)	54	$(384)
Cerro Negro (4)	73	(14)	—	(15)	44	108	408
Pueblo Viejo	58	(8)	—	—	50	114	438
Red Lake	56	—	—	—	56	97	581
Éléonore	70	—	—	—	70	102	675
Porcupine	46	—	—	(1)	45	62	738
Musselwhite	38	—	—	—	38	48	785
Other mines	15	(8)	1	3	11	15	708
Corporate	24	—	—	(24)	—	—	—
Attributable total	$538	$(225)	$19	$(39)	$293	600	$489
Less associates and joint ventures	(74)	16	(1)	(2)	(61)	(129)	(470)
Consolidated total	$464	$(209)	$18	$(41)	$232	471	$495
Three months ended December 31, 2017:

	Production costs (1)	By-product credits	Treatment and refining charges on concentrate sales	Other	Total cash costs: by- product	Ounces (000's)	Total cash costs: by- product (2), (3) ($/oz)
Peñasquito	$187	$(251)	$25	$(4)	$(43)	68	$(629)
Cerro Negro	64	(17)	—	—	47	123	381
Pueblo Viejo	55	(6)	—	—	49	125	390
Red Lake	48	—	—	—	48	58	833
Éléonore	70	—	—	—	70	85	828
Porcupine	54	—	—	(3)	51	78	661
Musselwhite	35	—	—	—	35	64	535
Other mines	33	(22)	2	23	36	32	1,094
Corporate	(3)	—	—	3	—	—	—
Attributable total	$543	$(296)	$27	$19	$293	633	$462
Less associates and joint ventures	(89)	28	(2)	(21)	(84)	(157)	(534)
Consolidated total	$454	$(268)	$25	$(2)	$209	476	$438

(1)
$13 million and $58 million in royalties are included in production costs for the three months and year ended December 31, 2018, respectively (three months and year ended December 31, 2017 – $18 million and $78 million, respectively).

(2)	Total cash costs: by-product per ounce may not calculate based on amounts presented in these tables due to rounding.

(3)
If zinc, silver, lead and copper for Peñasquito, silver for Marlin, silver and copper for Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp’s share of total cash costs: co-product for the three months and year ended December 31, 2018, would be $607 and $676 per ounce of gold, $0.82 and $0.86 per pound of zinc, $8.38 and $8.96 per ounce of silver, $0.71 and $0.81 per pound of lead, and $2.05 and $2.32 per pound of copper, respectively (three months and year ended December 31, 2017 – $627 and $660 per ounce of gold, $0.78 and $0.71 per pound of zinc, $9.95 and $9.11 per ounce of silver, $0.76 and $0.79 per pound of lead, and $2.66 and $2.30 per pound of copper, respectively).

(4)
Production costs includes $15 million and $19 million, respectively, for the three and twelve months ended December 31, 2018, related to the temporary Argentine export tax established on September 4, 2018, which have been excluded from the calculation of total cash costs: by-product. The impact of including this tax on the Consolidated total would be $25 per ounce and $8 per ounce for the three and twelve months ended December 31, 2018, respectively. The impact of including this tax on Cerro Negro would be $139 per ounce and $41 per ounce for the three and twelve months ended December 31, 2018, respectively.

GOLDCORP | 41

(in United States dollars, tabular amounts in millions, except where noted)

Non-GAAP Measure - AISC
AISC include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore expansionary capital and non-sustaining expenditures are excluded. Certain other cash expenditures, including tax payments, dividends and financing costs are also excluded.
The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
The Company reports AISC on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.
As described above, AISC include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s cash costs: by-product and which are reconciled to reported production costs in the tables above. The following tables provide a reconciliation of AISC per ounce to the consolidated financial statements:
Year ended December 31, 2018:

	Total cash costs: by- product (1)	Corporate administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (000's)	Total AISC (2) ($/oz)
Peñasquito	$(22)	$—	$4	$8	$189	$179	274	$648
Cerro Negro(1)	197	—	6	2	39	244	458	535
Pueblo Viejo	185	—	—	6	58	249	394	631
Red Lake	201	—	1	2	52	256	260	988
Éléonore	271	—	—	1	47	319	339	941
Porcupine	188	—	5	6	41	240	252	953
Musselwhite	151	—	2	1	32	186	206	909
Other mines	65	—	—	3	2	70	72	958
Corporate (3)	—	131	3	—	40	174	—	77
Attributable total	$1,236	$131	$21	$29	$500	$1,917	2,255	$851
Less associates and joint ventures	(251)	—	—	(7)	(59)	(317)	(466)	(682)
Consolidated total	$985	$131	$21	$22	$441	$1,600	1,789	$895

GOLDCORP | 42

(in United States dollars, tabular amounts in millions, except where noted)

Year ended December 31, 2017:

	Total cash costs: by- product	Corporate administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (000's)	Total AISC (2) ($/oz)
Peñasquito	$(50)	$—	$3	$9	$213	$175	472	$370
Cerro Negro	200	—	12	8	79	299	436	684
Pueblo Viejo	171	—	—	4	46	221	429	517
Red Lake	180	—	5	1	60	246	208	1,181
Éléonore	251	—	3	2	71	327	299	1,095
Porcupine	203	—	3	11	47	264	270	979
Musselwhite	144	—	8	2	26	180	232	774
Other mines	166	—	1	13	5	185	188	983
Corporate (3)	—	158	3	—	29	190	—	75
Attributable total	$1,265	$158	$38	$50	$576	$2,087	2,534	$824
Less associates and joint ventures	(274)	—	—	(15)	(49)	(338)	(532)	(637)
Consolidated total	$991	$158	$38	$35	$527	$1,749	2,002	$873
Three months ended December 31, 2018:

	Total cash costs: by- product (1)	Corporate administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (000's)	Total AISC (2) ($/oz)
Peñasquito	$(21)	$—	$—	$1	$48	$28	54	$513
Cerro Negro(1)	44	—	4	1	4	53	108	488
Pueblo Viejo	50	—	—	2	14	66	114	578
Red Lake	56	—	—	—	12	68	97	712
Éléonore	70	—	—	—	12	82	102	802
Porcupine	45	—	1	—	11	57	62	919
Musselwhite	38	—	—	—	8	46	48	966
Other mines	11	—	—	1	—	12	15	708
Corporate (3)	—	30	—	—	16	46	—	80
Attributable total	$293	$30	$5	$5	$125	$458	600	$765
Less associates and joint ventures	(61)	—	—	(1)	(13)	(75)	(129)	(593)
Consolidated total	$232	$30	$5	$4	$112	$383	471	$813

GOLDCORP | 43

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended December 31, 2017:

	Total cash costs: by -product	Corporate administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (000's)	Total AISC (2) ($/oz)
Peñasquito	$(43)	$—	$1	$3	$78	$39	68	$571
Cerro Negro	47	—	5	2	29	83	123	672
Pueblo Viejo	49	—	—	—	12	61	125	496
Red Lake	48	—	3	—	14	65	58	1,116
Éléonore	70	—	—	1	17	88	85	1,043
Porcupine	51	—	1	3	14	69	78	900
Musselwhite	35	—	2	—	11	48	64	735
Other mines	36	—	—	2	2	40	32	1,213
Corporate (3)	—	46	1	—	10	57	—	91
Attributable total	$293	$46	$13	$11	$187	$550	633	$870
Less associates and joint ventures	(84)	—	—	(2)	(14)	(100)	(157)	(641)
Consolidated total	$209	$46	$13	$9	$173	$450	476	$945

(1)
Total cash costs: by-product excludes $15 million and $19 million, respectively, for the three and twelve months ended December 31, 2018, related to the temporary Argentine export tax established on September 4, 2018. The impact of including this tax on the Consolidated total would be $25 per ounce and $8 per ounce, respectively, for the three and twelve months ended December 31, 2018. The impact of including this tax on Cerro Negro would be $139 per ounce and $41 per ounce, respectively, for the three and twelve months ended December 31, 2018.

(2)	AISC may not calculate based on amounts presented in these tables due to rounding.

(3)	AISC for Corporate is calculated using total corporate expenditures and the Company’s attributable gold sales ounces.
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and tailings dam raises. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

	Three months ended December 31		Year ended December 31
	2018	2017	2018	2017
Expenditures on mining interests per consolidated financial statements	$289	$409	$1,155	$1,075
Payment of finance lease obligations per consolidated financial statements	2	1	8	6
Expenditures on mining interests by Pueblo Viejo, Alumbrera, Leagold and NuevaUnión (1)	15	10	66	49
Goldcorp’s share of expenditures on mining interests and deposits	$306	$420	$1,229	$1,130
Sustaining capital expenditures	$125	$187	$500	$576
Expansionary capital expenditures	181	233	729	554
	$306	$420	$1,229	$1,130

(1)
Expenditures on mining interests by Pueblo Viejo, Alumbrera, Leagold and NuevaUnión represent mining interest expenditures, net of additional funding investments, which are included in expenditures on mining interests per the consolidated financial statements.

GOLDCORP | 44

(in United States dollars, tabular amounts in millions, except where noted)

The following table provides a reconciliation of exploration, evaluation and project costs in the consolidated financial statements to exploration and evaluation costs included in the calculation of Goldcorp’s AISC:

	Three months ended December 31		Year ended December 31
	2018	2017	2018	2017
Exploration, evaluation and project costs per the consolidated financial statements	$23	$22	$86	$62
Project exploration costs	(9)	—	(22)	(3)
Non-sustaining project costs	(9)	(9)	(43)	(21)
Exploration, evaluation and project costs per AISC	$5	$13	$21	$38
Non-GAAP Measure - Adjusted Net Earnings (Loss)
Adjusted net earnings (loss) excludes gains/losses on disposition of mining interests (net of transaction costs), gains/losses on dilution of ownership interests, impairment charges, revisions in estimates and liabilities incurred on reclamation and closure cost obligations, gains/losses on foreign exchange impacts on deferred income tax assets and liabilities, and foreign exchange arising on working capital, as well as significant non-cash, non-recurring items.
The Company adjusts for these items described in the above paragraph from net (loss) earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations of the Company and is useful in providing comparable results between periods. Adjusting items are presented net of tax, and the Company's associates and joint venture are included in adjusted net earnings(losses), net of our partners equity interests.
The following tables provide a reconciliation of adjusted net earnings (loss) to the consolidated financial statements:

Year ended	2018	2017	2016
Net (loss) earnings	$(4,149)	$658	$162
Non-cash foreign exchange losses (gains) on deferred tax balances	234	(83)	88
Foreign exchange losses on working capital	24	23	65
Gain from reduction in provision for Alumbrera's reclamation costs	(30)	(38)	—
Deferred tax recovery on Argentinian tax reform	(13)	(156)	—
Impairment expense (reversal of impairment), net	3,879	(23)	(49)
Net gain on disposition of mining interests	—	(21)	—
Restructuring costs	—	—	34
Revisions in estimates and liabilities incurred on reclamation and closure cost obligations at inactive and closed sites	17	(3)	(11)
Taxes in respect of prior years	98	—	—
Other	3	3	13
Adjusted net earnings	63	360	302
Weighted average shares outstanding	869	862	842
Adjusted net earnings per share	$0.07	$0.42	$0.36

GOLDCORP | 45

(in United States dollars, tabular amounts in millions, except where noted)

	December 31		September 30		June 30		March 31
Three months ended	2018	2017	2018	2017	2018	2017	2018	2017
Net (loss) earnings	$(3,984)	$242	$(101)	$111	$(131)	$135	$67	$170
Non-cash foreign exchange losses (gains) on deferred tax balances	52	63	35	(40)	163	(45)	(16)	(61)
Foreign exchange losses (gains) on working capital	3	30	1	10	27	4	(7)	(21)
Gain from reduction in provision for Alumbrera's reclamation costs	—	(12)	—	—	(30)	—	—	(26)
Deferred tax recovery on Argentinian tax reform	(2)	(156)	1	—	(12)	—	—	—
Impairment expense (reversal of impairment), net	3,879	(23)	—	—	—	—	—	—
Net gain on disposition of mining interests	—	(27)	—	—	—	6	—	—
Revisions in estimates and liabilities incurred on reclamation and closure cost obligations at inactive and closed sites	16	(1)	—	—	—	(2)	1	—
Taxes in respect of prior years	81	—	—	—	—	—	17	—
Other	16	—	—	1	(13)	1	—	1
Adjusted net earnings (loss)	$61	$116	$(64)	$82	$4	$99	$62	$63
Weighted average shares outstanding	867	854	869	866	869	856	868	854
Adjusted net earnings (loss) per share	$0.07	$0.14	$(0.07)	$0.09	$—	$0.12	$0.07	$0.07
Non-GAAP Measure - Adjusted Operating Cash Flows
Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows before working capital changes, calculated on an attributable basis to include the Company’s share of Pueblo Viejo, Alumbrera, Leagold and NuevaUnión’s operating cash flows before working capital changes. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.
The following table provides a reconciliation of net cash provided by operating activities in the consolidated financial statements to Goldcorp’s share of adjusted operating cash flows:

	Three months ended December 31		Year ended December 31
	2018	2017	2018	2017
Net cash provided by operating activities of continuing operations	$169	$511	$791	$1,211
Change in working capital	(67)	(188)	(10)	(145)
Adjusted operating cash flows provided by Pueblo Viejo, Alumbrera, Leagold and NuevaUnión	78	78	230	278
Goldcorp’s share of adjusted operating cash flows	$180	$401	$1,011	$1,344
Non-GAAP Measure - EBITDA and Adjusted EBITDA
Earnings before interest, taxes and depreciation and amortization (“EBITDA”) is a non-GAAP financial measure which excludes the following items from net earnings:

•	income tax expense;

•	finance costs;

•	finance income; and

•	depreciation and depletion.
Adjusted EBITDA removes the impact of impairments or reversals of impairment and other non-cash expenses or recoveries and is calculated on an attributable basis to include the Company’s share of Pueblo Viejo, Alumbrera, Leagold and NuevaUnión’s earnings before interest, taxes and depreciation and depletion. The non-cash expenses and recoveries are removed from the calculation of EBITDA as the Company does not believe they are reflective of the Company’s ability to generate liquidity and its core operating results.

GOLDCORP | 46

(in United States dollars, tabular amounts in millions, except where noted)

The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use EBITDA and Adjusted EBITDA as an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.
EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.
The following table provides a reconciliation of net earnings in the consolidated financial statements to EBITDA and Adjusted EBITDA:

	Three months ended December 31		Year ended December 31
	2018	2017	2018	2017
Net earnings	$(3,984)	$242	$(4,149)	$658
Income tax recovery	(788)	(341)	(612)	(465)
Depreciation and depletion	249	255	983	990
Finance income	(11)	(10)	(39)	(39)
Finance costs	60	29	145	133
EBITDA	$(4,474)	$175	$(3,672)	$1,277
Share of net earnings related to associates and joint venture	(23)	(61)	(83)	(189)
Associates and joint venture EBITDA	90	127	332	387
Impairment of mining interests, net	4,727	247	4,727	244
Gain on disposition of mining interests and associate, net of transaction costs	—	(48)	—	(42)
Non-cash share-based compensation	5	8	25	30
Adjusted EBITDA	$325	$448	$1,329	$1,707

GOLDCORP | 47

(in United States dollars, tabular amounts in millions, except where noted)

The following table provides a reconciliation of net cash provided by operating activities in the consolidated financial statements to EBITDA and Adjusted EBITDA:

	Three months ended December 31		Year ended December 31
	2018	2017	2018	2017
Net cash provided by operating activities	$169	$511	$791	$1,211
Current income tax recovery	75	9	156	196
Share of net earnings related to associates and joint venture	23	61	83	189
Impairment of mining interests, net	(4,727)	(247)	(4,727)	(244)
Change in working capital	(67)	(188)	(10)	(145)
Finance costs	60	29	145	133
Finance income	(11)	(10)	(39)	(39)
Gain on disposition of mining interest, net of transaction costs	—	48	—	42
Other non-cash adjustments	4	(38)	(71)	(66)
EBITDA	$(4,474)	$175	$(3,672)	$1,277
Share of net earnings related to associates and joint venture	(23)	(61)	(83)	(189)
Associates and joint venture EBITDA	90	127	332	387
Impairment of mining interests, net	4,727	247	4,727	244
Gain on disposition of mining interest, net of transaction costs	—	(48)	—	(42)
Non-cash share-based compensation	5	8	25	30
Adjusted EBITDA	$325	$448	$1,329	$1,707
Non-GAAP Measure - Adjusted Net Debt
Adjusted net debt is comprised of Goldcorp’s short-term and long-term debt less cash and cash equivalents and short term investments, calculated on an attributable basis to include the Company’s share of Pueblo Viejo, Alumbrera, Leagold and NuevaUnión’s net debt. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s financial position and its ability to take on new debt in the future to expand operations, purchase new assets or withstand adverse economic conditions.
The following table provides a reconciliation of short and long-term debt to adjusted net debt:

	December 31, 2018	December 31, 2017
Current portion of long-term debt	$400	$499
Long-term debt	2,467	1,984
Cash and cash equivalents	(134)	(186)
Short term investments	(38)	(48)
Net debt	2,695	2,249
Debt of associates and joint venture	—	—
Cash and short term investments of associates and joint venture	(203)	(163)
Adjusted net debt	$2,492	$2,086

GOLDCORP | 48

(in United States dollars, tabular amounts in millions, except where noted)

RISKS AND UNCERTAINTIES
Financial Instruments Risk Exposure
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Financial Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Financial Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken were to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.
The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:
(i)    Credit Risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, short term investments, derivative assets, other receivables and accrued interest receivable. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.
The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults has been negligible and, as a result, the credit risk associated with trade receivables at December 31, 2018 is considered to be negligible. The Company invests its cash and cash equivalents and short term investments in highly-rated corporations and government issuances in accordance with its Short-term Investment Policy and the credit risk associated with its investments is considered to be low. Foreign currency and commodity contracts are entered into with large international financial institutions with strong credit ratings in order to minimize counterparty risk.
The Company’s maximum exposure to credit risk was as follows:

	At December 31 2018	At December 31 2017
Cash and cash equivalents	$134	$186
Short term investments	38	48
Accounts receivable arising from sales of metal concentrates	58	110
Other current and non-current financial assets	29	29
Current and non-current derivative assets	4	3
Accrued interest receivable	9	4
Total	$272	$380
(ii)    Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company utilizes a planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis, its expansionary plans and its dividend distributions. The Company maintains committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
During the year ended December 31, 2018, the Company generated cash flows from operations, one of the Company’s main sources of liquidity, of $791 million (year ended December 31, 2017 – $1,211 million). At December 31, 2018, Goldcorp held cash and cash equivalents of $134 million (December 31, 2017 – $186 million) and short-term investments of $38 million (December 31, 2017 – $48 million). At December 31, 2018, the Company’s working capital, defined as current assets less current liabilities, was negative $152 million (December 31, 2017 – negative $112 million), which was due primarily to the Company’s one-year non-revolving term loan agreements, due in March 2019. The Company intends to repay the term loans using cash flow from operations, draws on its credit facility, and/or other short-term bank facilities in March 2019.
On March 14, 2018, the Company entered into three one-year non-revolving term loan agreements, totaling $400 million. The term loans bear interest at LIBOR plus 0.65%, reset monthly, and are repayable before March 14, 2019 without penalty. The proceeds from the term loans were used to repay the $500 million 2.125% senior unsecured notes that were due on March 15, 2018.

GOLDCORP | 49

(in United States dollars, tabular amounts in millions, except where noted)

In June 2017, the Company completed the extension of its $3.0 billion credit facility term by one year to June 22, 2022. It was extended again in June 2018 by one year to June 30, 2023. The unsecured, floating rate facility bears interest at LIBOR plus 1.40% when drawn and 0.2% on the undrawn amount, based on Goldcorp’s current bond ratings, and is intended to be used for liquidity and general corporate purposes. At December 31, 2018, the balance outstanding on the revolving credit facility was $480 million (December 31, 2017 – $nil) with $2.52 billion available for the Company's use (December 31, 2017 – $3.0 billion).
Certain of the Company's borrowings are subject to various financial and general covenants with which the Company was in compliance at December 31, 2018.
At December 31, 2018, the Company had letters of credit outstanding in the amount of $419 million (December 31, 2017 – $420 million) of which $323 million (December 31, 2017 – $323 million) represented guarantees for reclamation obligations. The Company’s capital commitments for the next twelve months amounted to $301 million at December 31, 2018, including the Company’s funding obligation for the Norte Abierto project for the next twelve months. During 2017, the Company entered into an agreement with a vendor to construct the Coffee Project and to potentially manage its initial two years of operation. Subsequent to December 31, 2018, the Company terminated the agreement and is currently in discussions to sign a new contract in 2019 with the same vendor at which time future commitments related to the construction of the Coffee mine will be evaluated. There was no cost associated with the termination.
(iii)    Market Risk
Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, zinc, silver, lead and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos and Argentinean pesos. The appreciation or depreciation of non-US dollar currencies against the US dollar can increase or decrease the cost of metal production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in non-US dollar currencies relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities and tax bases of assets, liabilities and losses of entities whose taxable profit or tax loss are denominated in non-US currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.
In accordance with its Financial Risk Management Policy, the Company entered into Mexican peso forward contracts during the year ended December 31, 2016 to purchase the foreign currency at pre-determined US dollar amounts. The Company hedges a portion of its future forecasted Mexican pesos denominated operating and capital expenditures to reduce the currency risk exposure to the Mexican pesos.
As of December 31, 2018, the Company was primarily exposed to currency risk through the following financial assets and liabilities, income and other taxes receivables (payables) and deferred income tax assets and liabilities denominated in foreign currencies.

	Financial asset and liabilities
At December 31, 2018	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Accounts payable and accrued liabilities and non-current liabilities	Sales and indirect taxes recoverable	Income taxes receivable (payable), current and non-current	Deferred income tax liabilities, net
Canadian dollar	$1	$10	$(233)	$30	$7	$(173)
Mexican peso	10	10	(95)	213	(141)	(1,722)
Argentine peso	4	—	(49)	26	(9)	(373)
	$15	$20	$(377)	$269	$(143)	$(2,268)
At December 31, 2017
Canadian dollar	$5	$10	$(231)	$24	$35	$(270)
Mexican peso	3	18	(112)	174	(203)	(2,273)
Argentine peso	14	—	(57)	80	1	(396)
	$22	$28	$(400)	$278	$(167)	$(2,939)

GOLDCORP | 50

(in United States dollars, tabular amounts in millions, except where noted)

During the year ended December 31, 2018, the Company recognized a net foreign exchange loss of $24 million (year ended December 31, 2017 – loss of $23 million), and a net foreign exchange loss of $272 million in income tax expense on income taxes receivable (payable) and deferred income taxes (year ended December 31, 2017 – gain of $9 million). Based on the Company’s net foreign currency exposures at December 31, 2018, depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in the following increase or decrease in the Company’s net loss:

At December 31, 2018	Possible exposure (1)	Impact on (loss) earnings excluding foreign currency exchange exposure related to taxes	Impact on (loss) earnings from foreign exchange exposure related to taxes
Canadian dollar	10%	$13	$108
Mexican peso	10%	9	53
Argentine peso	25%	3	42
(1) Possible exposure is based on management's best estimate of the reasonably possible fluctuations of foreign exchange rates in the next twelve months.
Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk primarily on its outstanding debt subject to floating rates of interest, its shareholder loan related to Pueblo Viejo, term loan and credit facility, its cash and cash equivalents, and interest-bearing receivables. The Company is exposed to interest rate fair value risk primarily on its debt subject to fixed rates of interest. The Company monitors its exposure to interest rates and its exposures with a mix of fixed-and floating-rate debt, with 69% of total debt at December 31, 2018 subject to fixed rates. The weighted-average interest rate paid by the Company during the year ended December 31, 2018 on its revolving credit facility and term loans, subject to floating rates of interest was 3.2% (2017 – 3.0%). The average interest rate earned by the Company during the year ended December 31, 2018 on its cash and cash equivalents was 2.2% (2017 – 0.72%).
A 10% increase or decrease in the interest earned from financial institutions on deposits held would result in a nominal increase or decrease in the Company’s net earnings. There was no significant change in the Company’s exposure to interest rate risk during the year ended December 31, 2018.
Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There was no significant change to the Company’s exposure to price risk during the year ended December 31, 2018.
The Company has a policy not to hedge gold sales. In accordance with the Company’s Financial Risk Management Policy, the Company may hedge up to 50%, 30%, and 10% of its by-product base metal sales volume over the next 12 months, subsequent 13 to 24 months, and subsequent 25 to 36 months, respectively, to manage its exposure to fluctuations in base metal prices. At December 31, 2018, $4 million and $5 million of the Company's forecast zinc and lead sales have been hedged and were designated as hedges for accounting purposes.
The Company holds certain investments in equity securities which are measured at fair value, being the closing share price of each equity security, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.
Other Risks and Uncertainties
This section describes the principal risks and uncertainties that could have an adverse effect on the Company’s business and financial results.
Mining Operations
The Company’s operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of gold, zinc, silver, lead and copper including unusual and unexpected geologic formations, seismic activity, rock bursts, rock slides, ground or stope instabilities or failures, cave-ins, mechanical failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.
The waste rock (including overburden) and tailings produced in the Company’s mining operations represent its largest volume of waste. Managing the volume of waste rock and tailings presents significant environmental, safety and engineering challenges and risks. Waste rock dumps and structures must be engineered, constructed, and monitored to ensure structural stability, to avoid structural collapse, and to monitor the

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precipitation flow through the waste rock dump, which flow may contain acidic components and potentially mobilize unwanted metals. A failure of any of these structures may result in environmental pollution or damage and consequent liability.
The Company maintains large leach pads and tailings impoundments containing viscous material, effectively large rock structures containing both fine sand and coarse rock, which must be engineered, constructed and monitored to assure structural stability and avoid leakages or structural collapse. The Company’s tailings impoundments must have effective programs to suppress fugitive dust emissions, and the Company must effectively monitor and treat acid rock drainage of a structural nature in tailings facilities at all of the Company’s operations. The failure of tailings and other impoundments at any of Goldcorp’s mining operations could cause severe property and environmental damage and loss of life.
Commodity Prices
The majority of the Company's revenues are derived from the sale of gold, zinc and silver, and to a lesser extent, lead and copper. The price of the Company’s Common Shares, its financial results and exploration, and its development and mining activities in the future may be materially adversely affected by a decline in the price of gold, zinc, silver, lead and copper. Gold, zinc, silver, lead and copper prices fluctuate widely and are affected by numerous factors beyond the Company’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world. Future price declines could cause continued development of, and commercial production from, certain of Goldcorp’s properties to be uneconomic. Depending on the price of gold, zinc, silver, lead and copper, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production at, may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company’s mining properties is dependent on the price of gold, zinc, silver, lead and copper that are adequate to make these properties economically viable.
Estimates of Future Production
The Company prepares estimates and projections of its future production. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on existing mine plans and other assumptions that change from time to time, including the availability, accessibility, sufficiency and quality of ore, the Company’s costs of production, its ability to sustain and increase production levels, the sufficiency of its infrastructure, the performance of its workforce and equipment, the ability to maintain and obtain mining interests and permits and the Company’s compliance with existing and future laws and regulations. The Company’s actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the Mineral Reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages, strikes, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on the Company’s future cash flows, business, results of operations and financial condition.
Foreign Operations
The majority of the Company’s foreign operations are conducted in Mexico, Argentina, the Dominican Republic and Chile, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest, opposition or blockades; the risks of war, civil unrest, protests or blockades; renegotiation or nullification of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; government imposed local contracting and purchase laws, including laws establishing, among other things, profit margins, production quotas, maximum and minimum price levels and the ability to confiscate merchandise in certain circumstances; surface land access issues; illegal mining; changes in taxation policies, practices, regulations and laws and the application thereof; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that impose local procurement requirements or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
In addition, adverse changes in mining or investment policies or shifts in political attitude in Mexico, Argentina, the Dominican Republic and Chile may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, import restrictions on equipment, services and supplies, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, surface land access, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure, environmental requirements, land and water use, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties related to the economic

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and political risks of operating in foreign jurisdictions cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.
Government Regulation
The Company’s mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local and indigenous people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a material adverse impact on the operations and financial position of the Company. Changes to laws regarding mining royalties or taxes, or other elements of a country’s fiscal regime, may also adversely affect the Company’s costs of operations and financial results.
In addition, as governments continue to struggle with deficits and concerns over the effects of depressed economies, the mining and metals sector has been targeted to raise revenue. Governments are continually assessing the fiscal terms of the economic rent for a mining company to exploit resources in their countries. Numerous countries, including, but not limited to, Argentina, Australia, Brazil, Chile, the Dominican Republic, Guatemala, Honduras, Mexico and Venezuela, have implemented changes to their respective mining regimes that reflect increased government control or participation in the mining sector, including changes of law affecting foreign ownership and take-overs, mandatory government participation, taxation and royalties, working conditions, rates of exchange, exchange control, exploration licensing, export duties, repatriation of income or return of capital, environmental protection, as well as requirements for local procurement of goods, supplies and employment or other benefits to be provided to local residents.
The occurrence of mining regime changes in both developed and developing countries adds uncertainties that cannot be accurately predicted and any future adverse changes in government policies or legislation in the jurisdictions in which the Company operates that affect foreign ownership, mineral exploration, development or mining activities, may affect our viability and profitability.
Environmental Regulation
The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Continuing issues with tailings dam failures at other companies' operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. The Company can provide no assurance that future changes in environmental regulation will not adversely affect the Company's results of operations. Failure to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may also be required to compensate those suffering loss or damage due to the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The occurrence of any environmental violation or enforcement action may have an adverse impact on the Company’s reputation and could adversely affect its results of operations. In addition, production at certain of the Company’s mines involves the use of sodium cyanide or other reagents and exposes rock material that could cause toxicity to the environment if released or not properly managed. Should sodium cyanide, other reagents, or contact water be improperly managed, leak or otherwise be discharged from the containment system, the Company may become subject to liability for clean-up work that may not be insured. In the event of any discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that we may not be insured against.
Mineral Reserve and Mineral Resources Estimates
There are numerous uncertainties inherent in estimating Ore/Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Ore/Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Ore/Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period.
From time to time the Company may undertake a review of its operations with the goal of optimizing operational performance, right sizing its business model and improving the return on the Company’s investment, including: drilling programs to better define the geological complexity of an ore body and the overall geological model of the deposit; optimization of the life of mine geotechnical stoping sequence to minimize geotechnical stresses, improve mining dilution, productivity and employee safety; enhancing the reliability of the mineral resource model and classification parameters to more accurately reflect the geological complexity observed to date in some zones of the deposit; optimization of a

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variety of mining methods and stope geometries to provide greater versatility to productive mining; and rationalizing the direct operating, administration and capital costs to right size all components of the operation to an optimized life of mine strategy.
Fluctuation in gold, zinc, silver, lead or copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated.
Any material reductions in estimates of Ore/Mineral Reserves and Mineral Resources, including as a result of the processes outlined above, or of our ability to extract these Ore/Mineral Reserves, could have a material adverse effect on the Company’s results of operations and financial condition.
Other Risks
For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition, there are certain risks associated with the Goldcorp-Newmont transaction that is described in this MD&A as subsequent event to December 31, 2018 financial year end. Risks that could cause actual results to differ from the forward-looking statements include: (i) the risk associated with Newmont's and Goldcorp's ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; (ii) the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; (iii) the outcome of any legal proceedings that may be instituted against the parties and others related to the arrangement agreement; (iv) unanticipated difficulties or expenditures relating to the transaction; (v) risks relating to the value of the Newmont's common stock to be issued in connection with the transaction; (vi) the anticipated size of the markets and continued demand for Newmont's and Goldcorp's resources and the impact of competitive responses to the announcement of the transaction; and (vii) the diversion of management time on transaction-related issues.
ACCOUNTING MATTERS
Basis of Preparation
The Company's consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of December 31, 2018. IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Company's significant accounting policies are described in note 4 of the Company's consolidated financial statements for the year ended December 31, 2018.
Critical Judgements and Estimates
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
Management has made the following critical judgements and estimates:
Critical Judgements in Applying Accounting Policies
The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:
(a)Operating Levels Intended by Management
Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers several factors in determining when a mining property is capable of operating at levels intended by management.

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(in United States dollars, tabular amounts in millions, except where noted)

(b)	Economic Recoverability and Probability of Future Economic Benefits of Exploration, Evaluation and Development Costs
Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.
(c)Functional Currency
The functional currency for each of the Company’s subsidiaries and investments in associate, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.
(d)Business Combinations
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisitions of its interests in the Cerro Casale project and Exeter in 2017 did not meet the criteria of a business combination; therefore the transactions were accounted for as acquisitions of assets.
(e)Determination of Control of Subsidiaries and Joint Arrangements
Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee's returns, including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration and termination of key management personnel; and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors. Judgement is also required when determining the classification of a joint arrangement as a joint venture or a joint operation through an evaluation of the rights and obligations arising from the arrangement. Changes to the Company's access to those rights and obligations may change the classification of that joint arrangement. In 2017, the Company entered into the following transactions which required judgement to determine when the Company has control of subsidiaries or joint control of joint arrangements:
a.    Acquisition of Exeter
On June 7, 2017, based on the fact that Goldcorp had a majority ownership interest in Exeter, the majority of the Exeter board of directors were Goldcorp nominees and Exeter’s key management personnel was comprised of officers appointed by Goldcorp, the Company concluded that it had control over Exeter. Accordingly, Exeter met the criteria to be classified as a subsidiary. Commencing at the acquisition date of June 7, 2017, the financial results of Exeter were included in the results of the consolidated group and the portion of Exeter’s net assets that was not attributable to Goldcorp was accounted for as non-controlling interest.
b.    Accounting for the 50% interest in Cerro Casale and Caspiche

Based on assessment of the relevant facts and circumstances, primarily the requirement for unanimous agreement on management decisions relating to the development and operation of the arrangement, the Company concluded that the Norte Abierto Project is a jointly controlled entity. Judgement is also required when determining the classification of a joint arrangement as a joint venture or a joint operation through an evaluation of the rights and obligations arising from the arrangement. Despite the fact that the joint venture is a limited liability company and the parties do not have rights and obligations to individual assets and liabilities, the Company concluded that the Norte Abierto Project is a joint operation as the arrangement requires the owners to purchase the output on a pro rata basis, indicating that the entity has rights and obligations to the separate assets and liabilities of the joint entity. As such, the project has been proportionately consolidated with the results of the consolidated group.

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(in United States dollars, tabular amounts in millions, except where noted)

(f)Revenue Recognition
Determination of Performance Obligations
The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the bullion, doré and concentrates. Shipping and insurance services arranged by the Company for its concentrate sales customers that occur after the transfer of control are also considered to be performance obligations.
Transfer of Control
Judgement is required to determine when transfer of control occurs relating to the sale of the Company's bullion, doré and concentrate to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.
Variable Consideration
Variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company identified a variable component of its revenue for concentrate sales relating to adjustments to the final sales price based on differences between the original and final assay results relating to the quantity and quality of concentrate shipments. Based on the Company's proficiency in its assaying process, evidenced by the insignificant amount of historical adjustments from the initial to final assays, the Company concluded the variability in consideration caused by assaying results was negligible. Therefore, the Company does not expect a significant amount of reversal in revenue related to assaying differences.
The Company also identified a variable component of its revenue for concentrate sales relating to retroactive pricing adjustments based on new annual pricing terms, which could potentially impact the Company's revenue during the first two quarters of the Company's fiscal year. However, the change in annual pricing terms had no impact on the Company's consolidated net loss for the year ended December 31, 2018.
The Company applied judgement to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.
(g)Indicators of Impairment and Reversal of Impairment
The Company considers both external and internal sources of information in assessing whether there are any indications that CGUs are impaired or reversal of impairment is needed. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and are expected to affect the recoverable amount of CGUs. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. The primary external factors considered are changes in spot and forecast metal prices, changes in laws and regulations and the Company’s market capitalization relative to its net asset carrying amount. Primary internal factors considered are the Company’s current mine performance against expectations, changes in mineral reserves and resources, life of mine plans and exploration results.
At December 31, 2018, the carrying amount of the Company's total assets and liabilities exceeded the Company's market capitalization. Additionally, on January 14, 2019, Goldcorp entered into an arrangement agreement with Newmont Mining Corporation under which Newmont will acquire all of the outstanding common shares of Goldcorp in a stock-for-stock transaction valued at approximately $10.0 billion, compared to a pre-impairment carrying amount of total assets and liabilities of $13.9 billion, resulting in a difference of $3.9 billion. The Company considered both of these factors to be impairment indicators of certain of the Company's CGUs. Accordingly the FVLCD was compared against the carrying amount for the material CGUs of the Company, which resulted in the Company recognizing an impairment expense of $4,727 million against the carrying amounts of the Peñasquito, Éléonore, Cerro Negro and Red Lake CGUs for the year ended December 31, 2018.
(h)Income and Value Added Taxes
The Company’s operations involve dealing with uncertainties and judgements in the application of complex tax regulations in multiple jurisdictions. The final income taxes paid and value added tax (“VAT”) refunds received are dependent upon many factors, including negotiations with tax authorities in various jurisdictions and resolution of issues arising from VAT and/or income tax audits, such as the Company’s intercompany charges.
The Company recognizes potential liabilities and records tax liabilities for uncertain tax positions and matters identified based on its judgement of whether, and the extent to which, additional taxes will be due. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment

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that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.
VAT receivables are generated on the purchase of supplies and services in most of the jurisdictions that the Company operates in. Timing and collection of VAT receivables is uncertain as VAT refund procedures in certain jurisdictions require a significant amount of information and follow-up. The Company is exposed to liquidity risk, credit risk and currency risk with respect to its VAT receivables if tax authorities are unwilling to make payments in a timely manner in accordance with the Company’s refund requests. The Company regularly monitors actual and projected collections of its VAT receivables to inform its assessment as to the collectability of the VAT receivables and classification as current and non-current assets.
In 2018, the Mexican tax authority continued with its enhanced in-depth assessments of VAT refund requests which increased the delay in collections. At December 31, 2018, the total VAT receivable due to the Company from Mexican tax authorities was $219 million (December 31, 2017 – $186 million). The Company assessed the collectability and classification of its Mexican VAT receivables and determined that no allowance was necessary in respect of collectability, but has classified $41 million (2017 – $29 million) of the $219 million (2017 – $186 million) VAT receivable balance at December 31, 2018 as a non-current asset.
(i)Contingencies
Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur.  Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses results from other events and developments.  The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgement regarding the outcome of future events.
Key Sources of Estimation Uncertainty
The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:
(a)Impairment and Reversal of Impairment of Mining Interests
In determining the recoverable amounts of the Company’s mining interests, the Company primarily uses estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions related to metal prices, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, future capital expenditures, discount rates and exchange rates.
Significant changes in metal price forecasts, the amount of recoverable reserves, resources, and exploration potential, estimated future costs of production, capital expenditures, and/or the impact of changes in current economic conditions may result in a write-down or reversal of impairment of the carrying amounts of the Company’s mining interests and/or goodwill.
During the year ended December 31, 2018, the Company recognized an impairment expense of $4,727 million (2017 – impairment expense of $244 million) in respect of the carrying amounts of certain mining interests.
At December 31, 2018, the carrying amount of the Company’s mining interests was $15,542 million (December 31, 2017 – $20,047 million).
(b)Depreciation and Depletion
The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources. The Company includes a portion of resources where it is considered probable that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in changes to future depletion rates.
Plant and equipment not depleted on a unit of production basis based on recoverable ounces are depleted on a straight-line basis.

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Changes to estimates of the useful life and residual value may be impacted by the Company’s mine plans and rate of usage of these capital assets.
(c)Deferred Stripping Costs
In determining whether stripping costs incurred during the production phase of an open pit mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. At December 31, 2018, the carrying amount of stripping costs capitalized and included in mining properties was $221 million (December 31, 2017 – $204 million).
(d)Income Taxes
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses the probability of realizing unrecognized income tax assets.
(e)Estimated Reclamation and Closure Costs
The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates, assumptions of risks associated with the future cash outflows and assumptions of probabilities of alternative estimates of future cash outflows, and the applicable risk-free interest rates for discounting those future cash outflows. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements and the Company’s environmental policies which may give rise to constructive obligations. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. At December 31, 2018, the Company’s total provision for reclamation and closure cost obligations was $660 million (December 31, 2017 – $599 million). The undiscounted value of these obligations at December 31, 2018 was $1,961 million (December 31, 2017 – $1,572 million).
For the purpose of calculating the present value of the provision for reclamation and closure cost obligations, the Company discounts the estimated future cash outflows using the risk-free interest rate applicable to the future cash outflows, which is the appropriate US Treasury risk-free rate and reflects the reclamation lifecycle estimated for all sites, including operating, inactive and closed mines and development projects.
For the year ended December 31, 2018, the Company applied a discount rate based on the timing that the estimated cash flows were expected to be incurred at each site. The discount rates applied were within the range of a 20-year risk-free rate of 3.0% (2017 – 2.9%) and a 5.0% (2017 – 5.0%) long-term risk-free rate, which resulted in a weighted average discount rate of 4.3% (2017 – 4.1%).
Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.
(f)Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

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(in United States dollars, tabular amounts in millions, except where noted)

Changes in Accounting Policies
New and Amended IFRS Standards that are Effective for the Current Year
Financial Instruments
On January, 1 2018, the Company adopted IFRS 9 - Financial Instruments ("IFRS 9") which replaced IAS 39 - Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard using the retrospective approach outlined in the standard, except for hedge accounting, which was applied prospectively. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities except for equity securities as described below. The standard also had negligible impact on the carrying amounts of the Company's financial instruments at the transition date.
The following summarizes the significant changes in IFRS 9 compared to IAS 39:

•
IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The change did not impact the carrying amounts of any of the Company's financial assets on the transition date. The Company designated its equity securities as financial assets at fair value through other comprehensive income ("FVTOCI"), where they will be recorded initially at fair value. Subsequent changes in fair value will be recognized in other comprehensive income only and will not be transferred into earnings (loss) upon disposition. As a result of this change, the Company reclassified $46 million of impairment losses recognized in prior years on certain equity securities which the Company continued to own as at January 1, 2018 from opening deficit to accumulated other comprehensive income on January 1, 2018. As a result of adopting IFRS 9, the net change in fair value of the equity securities, including realized and unrealized gains and losses, if any, is now presented as an item that will not be reclassified subsequently to net (loss) earnings in the Consolidated Statements of Comprehensive (Loss) Income. Realized gains and losses on securities derecognized prior to January 1, 2018 have not been restated in prior year comparatives.

•
The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of the Company's financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings and the negligible historical level of customer default.

•
The new general hedge accounting requirements retain the three types of hedge accounting mechanisms previously available under IAS 39. Under IFRS 9 however, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. As a result, certain of the Company's hedging strategies and hedging instruments that did not qualify for hedge accounting previously, primarily the hedging of forecasted concentrate sales, are now eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an "economic relationship". Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced. As a result, subsequent to the adoption of IFRS 9, the Company hedged a certain percentage of its forecasted zinc and lead concentrate sales and designated these contracts as hedges for accounting purposes. These contracts were entered into during the year ended December 31, 2018. The Company did not designate its economic hedges that existed as at January 1, 2018 as hedges for accounting purposes.

The Company has also adopted the associated narrow scope amendment to IFRS 7 - Financial Instruments - Disclosures. As a result of applying the amendment, the Company has added disclosure relating to its risk management strategies for which hedge accounting is applied in its consolidated financial statements for the year ended December 31, 2018.
Revenue Recognition
On January 1, 2018, the Company adopted IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 - Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018 using the full retrospective approach without applying any practical expedients.
IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded that there was no change in the timing of revenue recognition of its bullion, doré and concentrate sales under IFRS 15 as compared to IAS 18

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(in United States dollars, tabular amounts in millions, except where noted)

as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements.
Additionally, IFRS 15 requires entities to apportion the transaction price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. In accordance with the terms of certain of the Company's concentrate sale agreements, the Company must contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services that occur after the transfer of control, is deferred and recognized over time as the obligations are fulfilled. The impact of this change was insignificant to the Company’s financial statements.
IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold and the retroactive pricing adjustment for the new annual pricing terms relating to the Company's concentrate sales are not significant and does not constrain the recognition of revenue.
Other Narrow Scope Amendments/Interpretations
The Company has also adopted narrow scope amendments to IFRS 2 - Share Based Payments and IAS 1 - Presentation of Financial Statements, and new interpretation IFRIC 22 - Foreign Currency Transactions and Advance Consideration, which did not have an impact on the Company's Consolidated Financial Statements.
New and Amended IFRS Standards Not Yet Effective
Leases
In January 2016, the IASB issued IFRS 16 - Leases ("IFRS 16") which replaces IAS 17 - Leases ("IAS 17") and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. The Company will apply IFRS 16 on its effective date of January 1, 2019 retrospectively, with the cumulative effect of initially applying the standard as an adjustment to retained earnings and no restatement of comparative information. The Company has elected to measure its right of use assets at amounts equal to the associated lease liabilities; as such, the adjustment to retained earnings will be nil.
Upon adoption, the Company has elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight line basis for short term leases (lease term of 12 months or less) and low value assets. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short term leases.
Upon the adoption of IFRS 16, the Company expects to recognize additional right of use assets and lease liabilities related to the Company’s equipment and building rentals, land leases and service contracts, including certain of the Company’s drilling and blasting contracts that contain embedded leases for property, plant and equipment.
Based on the Company's assessment of the expected impact of IFRS 16, the Company expects that the adoption of the new standard will result in the recognition of additional right of use assets and lease liabilities of approximately $55 million to $65 million. The Company does not expect there will be a material impact to the Consolidated Statements of Net (Loss) Earnings or the Consolidated Statements of Cash Flows.
Definition of a Business
In October 2018, the IASB issued amendments in Definition of a Business (Amendments to IFRS 3) which:

•
clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

•	narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;

•	add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;

•	remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and

•	add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

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(in United States dollars, tabular amounts in millions, except where noted)

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period. Earlier application is permitted.
Uncertainty over Income Tax Treatments
IFRIC 23 - Uncertainty over Income Tax Treatments (the "Interpretation") sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Interpretation is effective for annual periods beginning on or after January 1, 2019. Entities can apply the Interpretation with either full retrospective application or modified retrospective application without restatement of comparatives retrospectively or prospectively. The Company does not expect the application of the Interpretation will have a significant impact on the Company’s consolidated financial statements.
Annual Improvements 2015-2017 Cycle
In December 2017, the IASB issued the Annual Improvements 2015-2017 cycle, containing amendments to IFRS 3 - Business Combinations ("IFRS 3"), IFRS 11 - Joint Arrangements, IAS 12 - Income Taxes and IAS 23 - Borrowing Costs. These amendments are effective for annual periods beginning on or after January 1, 2019 and are not expected to have a significant impact on the Company's consolidated statements.

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(in United States dollars, tabular amounts in millions, except where noted)

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its (1) President and Chief Executive Officer and (2) Executive Vice President, Chief Financial Officer and Corporate Development, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of its President and Chief Executive Officer and its Executive Vice President, Chief Financial Officer and Corporate Development, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management and the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development have concluded that, as of December 31, 2018, the Company’s internal control over financial reporting was effective.
There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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